UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

CIDARA THERAPEUTICS, INC.

(Name of Subject Company)

CIDARA THERAPEUTICS, INC.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

171757206

(CUSIP Number of Class of Securities)

Jeffrey Stein, Ph.D.

President and Chief Executive Officer

Cidara Therapeutics, Inc.

6310 Nancy Ridge Drive, Suite 101

San Diego, CA 92121

(858) 752-6170

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden

Rama Padmanabhan

Charles J. Bair

Cooley LLP

10265 Science Center Drive

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1. Subject Company Information.

(a) Name and Address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Cidara Therapeutics, Inc., a Delaware corporation (“Cidara”). The address of the principal executive offices of Cidara is 6310 Nancy Ridge Drive, Suite 101, San Diego, California 92121, and our telephone number is (858) 752-6170. In this Schedule 14D-9, “we,” “us,” “our,” “Company” and “Cidara” refer to Cidara Therapeutics, Inc.

(b) Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock of Cidara, par value $0.0001 per share (the “Common Shares”) and the Series A Convertible Voting Preferred Stock of Cidara, par value $0.0001 per share (the “Series A Shares,” and together with the Common Shares, the “Shares”). As of December 3, 2025, there were (i) 31,504,288 Common Shares issued and outstanding, (ii) 89,956 Series A Preferred Shares issued and outstanding, (iii) 2,546,032 Common Shares subject to issuance pursuant to outstanding options to purchase Common Shares (the “Options”), (iv) 355,206 Common Shares issuable upon settlement of restricted stock unit awards (“RSUs”), (v) 5,356 Common Shares estimated to be subject to outstanding purchase rights under the Cidara Therapeutics, Inc. 2015 Employee Stock Purchase Plan (the “ESPP”), (vi) 866 Common Shares subject to issuance upon exercise of common stock warrants (the “Common Stock Warrants”) and (vii) 1,286,786 Common Shares subject to issuance upon exercise of pre-funded warrants (the “Pre-Funded Warrants” and, together with the Common Stock Warrants, the “Company Warrants”).

Item 2. Identity and Background of Filing Person.

(a) Name and Address. The name, address and telephone number of Cidara, which is the person filing this Schedule 14D-9, are set forth in “Item 1. Subject Company Information—Name and Address” above.

(b) Tender Offer.

This Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on December 5, 2025 (together with any amendments and supplements thereto, the “Schedule TO”) by (i) Merck Sharp & Dohme LLC, a New Jersey limited liability company (“Merck”), and (ii) Caymus Purchaser, Inc., a Delaware corporation and a wholly owned indirect subsidiary of Merck (“Purchaser”). The Schedule TO relates to the tender offer to acquire (i) all of the outstanding Common Shares for $221.50 per Common Share (such amount or any higher amount per share paid pursuant to the Offer, the “Common Share Offer Price”), in cash, without interest, subject to any applicable withholding taxes, and (ii) all of the outstanding Series A Shares for $15,505.00 per Series A Share (such amount or any higher amount per share paid pursuant to the Offer, the “Series A Offer Price”, which together with the Common Share Offer Price is collectively referred to as the “Offer Price”), in cash, without interest, subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 5, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”) and in the related Notice of Guaranteed Delivery (as it may be amended or supplemented from time to time, the “Notice of Guaranteed Delivery”, and together with the Offer to Purchase and the Letter of Transmittal, the “Offer”).

The Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery are being mailed to our stockholders, together with this Schedule 14D-9, and are filed as Exhibits (a)(1), (a)(2) and (a)(3) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 13, 2025 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among Merck, Purchaser and Cidara. A more complete description of the Merger Agreement can be found in Section 13 (The Transaction Documents) of the Offer to Purchase, and a copy of the Merger Agreement has been filed as Exhibit (e)(1) to this Schedule 14D-9, and each is incorporated herein by reference.

The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, subject to the terms and conditions of the Merger Agreement, and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”) and other applicable laws, Purchaser will merge with and into Cidara (the “Merger”), the separate existence of Purchaser will cease and Cidara will continue as the surviving corporation and a wholly owned subsidiary of Merck (the “Surviving Corporation”). The Merger will be governed by Section 251(h) of the DGCL and effected without a vote of the stockholders of Cidara. In the Merger, each Share outstanding at the effective time of the Merger (being such date and at such time as the certificate of merger in respect of the Merger is duly filed with the Secretary of State of the State of Delaware or at such later time and date as may be agreed upon by the parties to the Merger Agreement in writing and specified in the certificate of merger, the “Effective Time”) (other than (i) Shares held by Cidara (or held in Cidara’s treasury) or any direct or indirect wholly owned Subsidiary of Cidara, (ii) Shares held by Merck, Purchaser, or any other direct or indirect wholly owned subsidiary of Merck ((i) and (ii), collectively, “Excluded Shares”), (iii) Shares irrevocably accepted for purchase in the Offer and (iv) Shares outstanding immediately prior to the Effective Time that are held by holders who are entitled to appraisal rights under Section 262 of the DGCL and who have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (the “Dissenting Shares”)) will be automatically converted into the right to receive (x) in the case of each such Common Share, the Common Share Offer Price (the “Common Share Merger Consideration”), and (y) in the case of each such Series A Share, the Series A Offer Price (the “Series A Merger Consideration”, which together with the Common Share Merger Consideration is collectively referred to as (the “Merger Consideration”)), in cash, without interest, subject to any applicable withholding of taxes. Upon the Effective Time, Cidara will cease to be a publicly traded company and will become wholly owned by Merck. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.”

Each Option that is outstanding as of immediately prior to the Effective Time shall accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time. As of the Effective Time, by virtue of the Merger and without any further action on the part of the relevant holders thereof, Merck, Purchaser or Cidara, each Option that is then outstanding and unexercised as of immediately before the Effective Time shall be cancelled and converted into the right to receive cash, without interest and subject to any applicable withholding of taxes, in an amount equal to the product of (i) the total number of Common Shares subject to such Option immediately prior to the Effective Time, multiplied by (ii) the excess, if any, of (x) the Common Share Merger Consideration over (y) the exercise price payable per Common Share under such Option (the “Option Consideration”). Any Option that has an exercise price per Common Share that equals or exceeds the Common Share Merger Consideration will be cancelled at the Effective Time for no consideration.

As of the Effective Time, each RSU that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall by virtue of the Merger and without any further action on the part of the holders thereof, Merck, Purchaser or Cidara, become immediately vested in full and be cancelled and converted into the right to receive cash, without interest and subject to any withholding of taxes, in an amount equal to (i) the total number of Common Shares issuable in settlement of such RSU immediately prior to the Effective Time without regard to vesting, multiplied by (ii) the Common Share Merger Consideration (the “RSU Consideration”).

Effective as of immediately prior to the Effective Time, each Company Warrant that is outstanding and unexercised immediately prior thereto, whether vested or unvested, will be treated as being simultaneously cashless exercised in accordance with the terms and conditions specified in the applicable Company Warrant and subject to deduction for any required withholding tax. Prior to the Effective Time, Cidara will, in accordance with the terms of all unexercised and unexpired Company Warrants, deliver notices to the holders of such Company Warrants, informing such holders of the Transactions and containing such other information as Cidara reasonably determines to be required pursuant to the terms of the applicable Company Warrants. As the Common Stock Warrants have a per Common Share exercise price that is more than the Common Share Merger

Consideration, any Common Stock Warrants outstanding as of immediately prior to the Effective Time will terminate and expire upon the Effective Time, and will no longer be outstanding, without any consideration payable in respect of such Common Stock Warrants.

The Offer is initially scheduled to expire at one minute following 11:59 p.m., Eastern Time, on January 6, 2026, unless extended or earlier terminated as permitted by the Merger Agreement (such time or such subsequent date and time to which the expiration of the Offer is extended in accordance with the Merger Agreement, the “Expiration Date”). Tendered Shares may be withdrawn at any time prior to the Expiration Date. Additionally, if Merck has not agreed to accept the Shares for payment by February 3, 2026, Cidara’s stockholders may thereafter withdraw their Shares from tender at any time after such date until Merck accepts the Shares for payment. Once Merck accepts for payment Shares tendered pursuant to the Offer, all tenders not previously withdrawn will become irrevocable.

The Merger Agreement also provides, among other things, that subject to the satisfaction or waiver of all of the conditions of the Offer and the Merger Agreement, Purchaser will promptly following the Expiration Date irrevocably accept for payment (the time of such acceptance, the “Offer Acceptance Time”) and pay for all Shares validly tendered (and not validly withdrawn) pursuant to the Offer. Pursuant to the Merger Agreement, the consummation of the Merger will take place as promptly as reasonably practicable after the Offer Acceptance Time, but in no event later than the second business day after the satisfaction or waiver of the last to be satisfied or waived of the conditions to the Merger set forth in the Merger Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or on such other date as Parent and the Company may mutually agree in writing.

Concurrently with the execution and delivery of the Merger Agreement, Parent entered into Tender and Support Agreements, each dated as of November 13, 2025 (each, a “Support Agreement”, and collectively, the “Support Agreements”) with Jeffrey Stein, Ph.D. (“Dr. Stein”) and certain entities affiliated with RA Capital Management (collectively, “RA Capital”; Dr. Stein and RA Capital each, a “Supporting Stockholder” and, collectively, the “Supporting Stockholders”), pursuant to which each Supporting Stockholder agreed, among other things, to tender their Shares in the Offer, vote their Shares against any action that is intended or would reasonably be expected to impede or interfere with the Transactions at any annual or special meeting of Cidara stockholders, or in connection with any action proposed to be taken by written consent of Cidara stockholders, not to transfer any of their Shares (subject to certain exceptions), to waive and not to exercise any appraisal rights in respect of such Shares that may arise with respect to the Merger and not to commence or join, and to take all actions to opt out of, any class action with respect to claims against Merck, Purchaser, Cidara or their affiliates relating to the Merger Agreement or the Transactions. The Support Agreements will terminate upon the earlier of the Effective Time or the termination of the Merger Agreement, or upon certain other specified events.

As of December 3, 2025, Dr. Stein and RA Capital held approximately 0.26% and 10.7% of the voting power of all outstanding Common Shares, respectively. RA Capital also holds 89,956 shares of Series A Shares and 1,286,786 pre-funded warrants to acquire Common Shares that are subject to the Support Agreement but currently are not entitled to vote or be converted into Common Shares in the case of the Series A Shares or be exercised in the case of the pre-funded warrants pursuant to blocker provisions in these securities.

A more complete description of the Support Agreements can be found in Section 13 (The Transaction Documents—The Tender and Support Agreements) of the Offer to Purchase and the Support Agreements, the form of which has been filed as Exhibit (a)(14) to this Schedule 14D-9 and each is incorporated herein by reference.

The foregoing summary of the Transaction and the Support Agreements is qualified in its entirety by the descriptions contained in the Offer to Purchase, the terms of the Merger Agreement and the Support Agreements and the Letter of Transmittal.

According to the Offer to Purchase, the principal executive office of each of Merck and Purchaser is 126 East Lincoln Avenue P.O. Box 2000, Rahway, NJ 07065 and the telephone number at such principal office is (908) 740-4000.

Information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be found on the SEC’s website at www.sec.gov, or on the investor relations section of Cidara’s website at https://www.cidara.com/investors/.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9 (including with respect to any material agreements, arrangements or understandings, or any actual or potential conflicts of interest between Cidara or any of its affiliates, on the one hand, and any of Cidara’s executive officers, directors or affiliates, on the other hand, as set forth in the Definitive Proxy Statement of Cidara on Schedule 14A filed with the SEC on April 25, 2025 and filed as Exhibit (e)(2) to this Schedule 14D-9, which is incorporated by reference herein (the “Proxy Statement”) in the sections thereof titled “Executive and Director Compensation” and “Certain Relationships and Related Party Transactions”), to our knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between (i) Cidara or any of its affiliates, on the one hand, and (ii)(x) any of its executive officers, directors or affiliates, or (y) Merck, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

The board of directors of Cidara (the “Board”) was aware of other agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with other matters described below under “Item 4. The Solicitation or Recommendation—Reasons for Recommendation.”

(a) Arrangements between Cidara and its Executive Officers, Directors and Affiliates.

In considering the recommendation of the Board to tender Shares in the Offer, stockholders of Cidara should be aware that Cidara’s executive officers, members of the Board and affiliates may be considered to have interests in the execution and delivery of the Merger Agreement and all of the Transactions, including the Offer and the Merger, that may be different from or in addition to those of stockholders of Cidara, generally. The Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions. As described in more detail below, these interests include:

•	the accelerated vesting and cash settlement of outstanding Options with exercise prices per Common Share below the Common Share Merger Consideration in connection with the Merger;

•	the accelerated vesting and cash settlement of outstanding RSUs in connection with the Merger;

•

the ability to accelerate payment of 2025 annual bonuses to be paid by no later than the first regularly scheduled payroll at least five business days after the Effective Time for all employees, including executive officers, at the greater of target level or based on Cidara’s actual performance;

•	the potential receipt of severance benefits by executive officers;

•

the acceleration of 2025 annual bonuses for executive officers at the greater of target level or based on Cidara’s actual performance and acceleration of all or a portion of RSUs that would otherwise vest prior to Closing, in each case, to mitigate the potential impact of Section 280G of the Code on payments to certain executive officers in connection with the Merger;

•

certain executive officers who may be impacted by the excise tax under Section 4999 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) may be reimbursed for such excise tax, subject to certain limitations;

•	Cidara may, in the ordinary course of business, increase annual base salaries of Cidara employees by an amount not to exceed 5% of their 2025 annual base salaries;

•	the entitlement to indemnification benefits in favor of directors and officers of Cidara; and

•

the eligibility of our non-employee directors to receive compensation (whether in cash or equity) pursuant to the terms of our Non-Employee Director Compensation Policy through the consummation of the Merger.

For further information with respect to the arrangements between Cidara and its executive officers, directors and affiliates described in this “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” as well as other arrangements between Cidara and its executive officers, directors, and affiliates, please see the Proxy Statement, including the information under the headings “Security Ownership of Certain Beneficial Owners and Management,” “Certain Relationships and Related Party Transactions,” “Limitation of Liability and Indemnification” and “Executive Compensation.”

Outstanding Shares Held by Directors and Executive Officers

If the executive officers and directors of Cidara who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of Cidara. The following table sets forth the number of Shares beneficially owned as of December 3, 2025 by each of our executive officers and directors, excluding Shares issuable upon exercise of Options, vesting of RSUs and the aggregate transaction consideration payable for such Shares.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Cash Value of Shares Beneficially Owned
Executive Officers
Jeffrey Stein, Ph.D., President, Chief Executive Officer and Director	80,635	$17,860,652.50
Nicole Davarpanah, M.D., J.D., Chief Medical Officer	2,202	$487,743.00
Frank Karbe, Chief Financial Officer	352	$77,968.00
Shane Ward, Chief Operating Officer, Chief Legal Officer and Corporate Secretary	8,963	$1,985,304.50
Directors
Daniel Burgess, Director	150	$33,225.00
Bonnie Bassler, Ph.D., Director	15	$3,322.50
Carin Canale-Theakston, Director	—	—
James Merson, Ph.D., Director	—	—
Chrysa Mineo, Director	3,320	$735,380.00
Josh Resnick, M.D., Director	—	—
Theodore Schroeder, Director	—	—
Ryan Spencer, Director	—	—
All of our current directors and executive officers as a group (12 persons)

	95,637	$21,183,595.50

Treatment of Options and RSUs

Each Option that is outstanding as of immediately prior to the Effective Time shall accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time. As of the Effective Time, by virtue of the Merger and without any further action on the part of the relevant holders thereof, Merck, Purchaser or Cidara, each Option that is then outstanding and unexercised as of immediately before the Effective Time shall be cancelled and converted into the right to receive cash, without interest and subject to any applicable withholding taxes, in an amount equal to the Option Consideration. Any Option that has an exercise price per Common Share that equals or exceeds the Common Share Merger Consideration will be cancelled at the Effective Time for no consideration.

Each RSU that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, shall by virtue of the Merger and without any further action on the part of the holders thereof, Merck, Purchaser or Cidara, become immediately vested in full and be cancelled and converted into the right to receive cash, without interest and subject to any withholding of taxes, in an amount equal to the RSU Consideration.

The table below sets forth, for each of Cidara’s executive officers and directors as of December 3, 2025: (A)(i) the aggregate number of Shares subject to Options with exercise prices below the Common Share Merger Consideration (each, an “In-the-Money Option”); and (ii) the approximate aggregate amount of Option Consideration payable in respect of such In-the-Money Options and (B)(i) the aggregate number of Common Shares subject to RSUs, whether vested or unvested, and (ii) the approximate aggregate amount of such RSU Consideration payable in respect of such RSUs, by (y) the Common Share Merger Consideration.

	In-the-Money Options				RSUs
Name	Number of Shares Underlying In-the-Money Options	Weighted Average Exercise Price per Share ($)	Option Consideration Payable in Respect of In-the-Money Options ($)	Number of Shares Underlying RSUs	RSU Consideration Payable in Respect of RSUs ($)
Executive Officers
Jeffrey Stein, Ph.D., President and Chief Executive Officer	1,018,255	20.04	205,142,575.65	4,529	1,003,173.50
Frank Karbe, Chief Financial Officer	115,000	20.50	23,115,000.00	57,500	12,736,250.00
Nicole Davarpanah, M.D., J.D., Chief Medical Officer	128,597	15.78	26,454,343.75	29,416	6,515,644.00
Shane Ward, Chief Operating Officer, Chief Legal Officer and Corporate Secretary	226,705	15.70	46,655,749.00	31,111	6,891,086.50
Directors
Daniel Burgess	41,100	27.80	7,961,224.00	—	—
Bonnie Bassler	35,375	23.02	7,021,186.50	—	—
Carin Canale-Theakston	35,375	23.02	7,021,186.50	—	—
James Merson, Ph.D.	17,475	18.14	3,553,634.00	—	—
Chrysa Mineo	39,600	27.33	7,689,069.00	—	—
Josh Resnick, M.D.	27,279	25.63	5,343,101.01	—	—
Theodore R. Schroeder	41,100	27.80	7,961,224.00	—	—
Ryan Spencer	17,475	18.14	3,553,634.00	—	—

All of our current directors and executive officers as a group (12 persons)	1,743,336	19.89	351,471,927.41	122,556	27,146,154.00

Treatment of Purchase Rights Under the Employee Stock Purchase Plan

The ESPP is a tax-qualified plan pursuant to which all of Cidara’s regular full-time employees, including Cidara’s executive officers, may purchase Common Shares at the lower of: (i) 85% of the fair market value on the first day of each Offering (as defined in the ESPP); or (ii) 85% of the fair market value on the applicable Purchase Date (as defined in the ESPP).

The most recent Purchase Date under the current Offering occurred on November 20, 2025, and the next Purchase Date under the current Offering is scheduled to occur on May 20, 2026. Cidara has adopted resolutions and taken all actions with respect to the ESPP to provide that (i) with respect to each offering period under the

ESPP in effect as of the date of the Merger Agreement (each an “ESPP Offering Period”), no individual who was not a participant in the ESPP as of the date of the Merger Agreement may enroll in the ESPP with respect to such ESPP Offering Period and no participant may increase the percentage amount of their payroll deduction election from that in effect on the date of the Merger Agreement for such ESPP Offering Period, (ii) except for any ESPP Offering Period in existence under the ESPP on the date of the Merger Agreement, no offering period shall be authorized or commenced on or after the date of the Merger Agreement, (iii) if the Closing shall occur prior to the end of any ESPP Offering Period in existence under the ESPP on the date of the Merger Agreement, the rights of participants in the ESPP with respect to any such ESPP Offering Period (and purchase period thereunder) then underway shall be shortened such that the last day of such offering period and purchase period shall occur no later than the last business day prior to the Effective Time, treating such shortened ESPP Offering Period and purchase period as a fully effective and completed offering period and purchase period for all purposes under the ESPP and (iv) the ESPP shall terminate in its entirety effective as of the Effective Time.

Potential Payments and Benefits upon Termination or Change in Control

Regardless of the manner in which an executive officer’s service terminates, the executive officer is entitled to receive amounts earned during their term of service, including salary and unused vacation pay. In addition, each of our executive officers is eligible to receive certain benefits pursuant to their agreement with Cidara. The benefits described below are contingent on the executive officer’s execution and non-revocation of a general release of claims against Cidara and certain related parties.

Dr. Stein

In the event that Cidara terminates the employment of Dr. Stein other than for cause or if Dr. Stein resigns with good reason, in each case as defined in Dr. Stein’s amended and restated employment agreement, and provided such event occurs during the period beginning three months before and ending 12 months after the Effective Time of the Merger, Dr. Stein will receive 18 months of salary, payable in a lump sum, 1.5 times the amount of Dr. Stein’s target bonus level for the year in which the termination occurs, and 18 months of health care benefits continuation at our expense. In addition, all of Dr. Stein’s unvested stock awards will immediately become vested on the date of termination.

In the event that Cidara terminates the employment of Dr. Stein other than for cause or if Dr. Stein resigns with good reason, in each case as defined in Dr. Stein’s amended and restated employment agreement, and provided such event occurs outside of the period beginning three months before and ending 12 months after a change of control transaction involving Cidara, Dr. Stein will receive 12 months of salary, payable in a lump sum, and 12 months of health care benefits continuation at our expense.

Dr. Davarpanah and Messrs. Karbe and Ward

In the event Cidara terminates the employment of any of Dr. Davarpanah or Messrs. Karbe or Ward other than for cause or if such executive officer resigns with good reason, in each case as defined in his or her employment agreement, and provided such event occurs during the period beginning three months before and ending 12 months after the Effective Time such executive officer will receive 12 months of salary, payable in a lump sum, an amount equal to his or her target bonus level for the year in which the termination occurs, and 12 months of health care benefits continuation at our expense. In addition, all of such executive officer’s unvested stock awards will immediately become vested on the date of termination.

In the event that Cidara terminates the employment of any of Dr. Davarpanah or Messrs. Karbe or Ward other than for cause or if such executive officer resigns with good reason, in each case as defined in his or her employment agreement, and provided such event occurs outside of the period beginning three months before and ending 12 months after a change of control transaction involving Cidara, such executive officer will receive nine months of salary, payable in a lump sum, and nine months of health care benefits continuation at our expense.

Tax Reimbursement Agreements

Pursuant to Dr. Stein’s amended and restated employment agreement with Cidara, in the event Cidara undertakes a change of control transaction (which includes the Merger) in which Dr. Stein is subject to excise taxes under Section 4999 of the Code, Dr. Stein will receive a gross-up payment, payable in a lump sum, to fully compensate Dr. Stein for any such taxes imposed by Section 4999 of the Code. Pursuant to Mr. Ward’s employment agreement with Cidara, in the event Cidara undertakes a change of control transaction (which includes the Merger) in which they are subject to excise taxes under Section 4999 of the Code, he will receive a gross-up payment, payable in a lump sum up to a limit of $1 million, to compensate him for any such taxes imposed by Section 4999 of the Code.

Cidara may enter into tax reimbursement agreements with disqualified individuals, including certain of our executive officers, named executive officers and those with existing gross-up arrangements subject to limitations, pursuant to which Cidara will agree to make tax reimbursement payments to such employees, to the extent that any payment or benefit to such employees pursuant to the Merger could be subject to an excise tax under Section 4999 of the Code, in an amount that generally will place the employees in the same after-tax position that they would have been in if no excise tax had applied and no tax reimbursement payment had been made. Under the terms of the Merger Agreement, the aggregate amount of potential tax reimbursement payments that Cidara may provide will not exceed $40 million. The amount of any such tax reimbursement payment will be based on a number of factors, including the aggregate reimbursement limit described above, and is uncertain.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers that is based on or otherwise relates to the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that the named executive officers receive may materially differ from the amounts set forth in the table.

The table below assumes that (1) the consummation of the Merger constitutes a change in control for purposes of the applicable compensation plan or agreement; (2) the Closing Date will occur on January 7, 2026 (which is the assumed closing date of the Merger solely for purposes of the disclosure in this section); (3) each named executive officer will be terminated for cause or resigns for good reason immediately following the Effective Time, entitling them to severance benefits under their employment agreements, subject to the conditions described in the section titled “—Potential Payments and Benefits upon Termination or Change in Control”; and (4) the value of the vesting acceleration of the named executive officer’s equity awards calculated using the Common Share Merger Consideration of $221.50 per Common Share. The amounts in the table below do not include any value received in respect of Options and RSUs held by the named executive officers that have vested or are expected to vest prior to the assumed Closing Date of the Merger. In addition, these amounts do not attempt to forecast any additional equity award grants, issuances, vesting events or forfeitures that may occur prior to the Closing Date.

Named Executive Officer(1)	Cash ($)(2)	Equity ($)(3)	Perquisites / Benefits ($)(4)	Maximum Tax Reimbursements ($)(5)	Total ($)
Jeffrey Stein, Ph.D.	$2,393,920	$206,145,750	$49,000	$13,133,371	$221,722,041
Leslie Tari, Ph.D.	$1,110,820	$41,718,206	$44,000	—	$42,873,026
Taylor Sandison, M.D.	—	—	—	—	—

(1)

Under relevant SEC rules, we are required to provide information in this table with respect to our “named executive officers,” who are generally the individuals whose compensation was required to be reported in the summary compensation table of our most recent proxy statement. While disclosure is, therefore, required for Taylor Sandison, M.D., M.P.H., our former Chief Medical Officer, Dr. Sandison terminated employment with us in January 2025 prior to the Merger. As a result, Dr. Sandison will not receive compensation that is based on or otherwise relates to the Merger. Leslie Tari, Ph.D. continues to serve as the Company’s Chief Scientific Officer, but as of March 14, 2025, he is no longer considered an executive officer, as defined in Rule 3b-7 under the Exchange Act.
(2)

The cash amount included in this columns represents (i) with respect to Dr. Stein, the value of a lump sum cash severance payment equal to 18 months of base salary and 1.5 times his target bonus for the year of termination based on his new base salary effective as of January 1, 2026 as described above in the section titled “—Potential Payments and Benefits upon Termination or Change in Control”, and with respect to Dr. Tari, pursuant to his employment agreement, the value of a lump sum cash severance payment equal to 12 months of base salary and the amount of his target bonus for the year of termination based on his new base salary effective as of January 1, 2026, and (ii) the named executive officer’s annual bonus amount for 2025, as described below in the section titled “—Acceleration of 2025 Bonuses.” The cash severance amounts are “double trigger” (i.e., they are contingent upon a termination for cause or resignation for good reason that occurs during the period beginning three months before and ending 12 months after the consummation of the Merger). The 2025 bonus payments are “single trigger” in nature. The table below sets forth the breakdown of these cash payments.

Named Executive Officer	Severance Payment – Base Salary ($)	Severance Payment – Target Annual Bonus ($)	Amount of 2025 Bonus ($)	Total ($)
Jeffrey Stein, Ph.D.	$1,014,450	$608,670	$770,800	$2,393,920
Leslie Tari, Ph.D.	$517,300	$206,920	$386,600	$1,110,820
Taylor Sandison, M.D.	—	—	—	—

(3)

The amounts listed in this column represents the cash value of the vesting acceleration that the named executive officers (other than Dr. Sandison) will receive with respect to his In-the-Money Options and RSUs pursuant to the terms of the Merger Agreement, as further described above in the section titled “—Treatment of Options and RSUs” above. The estimated value of each such benefit is shown in the table below.

Named Executive Officer	Number of Common Shares Underlying In-the-Money Options (#)	Option Consideration Payable in Respect of In-the-Money Options ($)	Number of Common Shares Underlying RSUs (#)	RSU Consideration Payable in Respect of RSUs ($)	Total ($)
Jeffrey Stein, Ph.D.	1,018,255	$205,142,576	4,529	$1,003,174	$206,145,750
Leslie Tari, Ph.D.	133,090	$25,281,134	74,208	$16,437,072	$41,718,206
Taylor Sandison, M.D.		—		—	—

(4)

With respect to each named executive officer (other than Dr. Sandison), represents the estimated cost based on the assumptions used for financial reporting purposes under generally accepted accounting principles of Company-paid COBRA coverage for 18 months in the case of Dr. Stein as further described above in the section titled “—Potential Payments and Benefits upon Termination or Change in Control” and 12 months in the case of Dr. Tari as set forth in his employment agreement. These amounts are “double trigger” amounts and are subject to the same conditions as the cash severance payment described above.

Named Executive Officer	Benefits Continuation ($)
Jeffrey Stein, Ph.D.	$49,000
Leslie Tari, Ph.D.	$44,000
Taylor Sandison, M.D.	—

(5)

The amounts in this column represent an estimate of the maximum tax reimbursement that could be paid to the individual assuming a Closing Date of January 7, 2026 (which is the assumed Closing Date of the

Merger solely for purposes of the disclosure in this section). Under the terms of the Merger Agreement, Cidara may make uncapped tax reimbursement payments to Dr. Stein and tax reimbursement payments of up to an aggregate of $40 million to all other disqualified individuals, including some of our named executive officers, for excise taxes under Section 4999 of the Code in connection with the Transactions, as described in more detail in the section titled “—Potential Payments and Benefits upon Termination or Change in Control” above. Some amounts might never be paid due to the triggering event (such as termination of employment) not occurring and such amounts may be reduced depending on the actual Closing Date. At this time, the amount of such tax reimbursement payments is uncertain and the amounts in this column are only an estimate of the maximum amount payable.

Acceleration of 2025 Bonuses

Cidara expects to pay 2025 annual bonuses to all employees no later than the first regularly scheduled payroll date that is at least five business days after the Effective Time based on the higher of the amounts payable based upon (i) the achievement of pre-established performance goals and objectives for 2025 and (ii) target bonus amount under the 2025 annual bonus program. With respect to our executive officers, such action is expected to be taken to mitigate the potential for adverse tax treatment under Section 280G of the Code. Any bonuses not paid by Cidara prior to the Closing Date shall be paid no later than the first regularly scheduled payroll date that is at least five business days after the Effective Time. We expect the 2025 bonus amounts for our executive officers that will be paid on or before December 31, 2025, to be as follows:

Name	2025 Annual Bonus ($)
Jeffrey Stein, Ph.D.	$770,800
Frank Karbe	$360,600
Nicole Davarpanah, M.D., J.D.	$388,500
Shane Ward	$407,200

RSU Acceleration

To mitigate the potentially adverse tax treatment under Section 280G of the Code, on December 4, 2025, the Board, following the recommendation of the compensation and human capital committee of the Board, approved the acceleration of the vesting of a portion of the RSUs as indicated below, effective December 10, 2025:

Name	Number of Shares of Common Stock Underlying RSUs to be Accelerated (#)
Jeffrey Stein, Ph.D.	4,529
Frank Karbe	14,375
Nicole Davarpanah, M.D., J.D.	21,083
Shane Ward	31,111

Employee Benefits

Under the Merger Agreement, among other things, Merck has agreed, for a period of one year following the Effective Time (or, if earlier, the date of the Continuing Employee’s (as defined below) termination of employment), to provide, or cause to be provided, to each employee of Cidara who is employed by Cidara as of immediately prior to the Effective Time and who continues to be employed by the Surviving Corporation (or any affiliate thereof) (each, a “Continuing Employee”) during such one year period (1) a base salary (or base wages, as the case may be) and a target annual cash bonus opportunity (excluding equity or equity-based opportunities), which are no less favorable in the aggregate than the base salary (or base wages, as the case may be) and target annual cash bonus opportunity provided to such Continuing Employee immediately prior to the Effective Time (subject to the same exclusions), and (2) benefits that are no less favorable in the aggregate to the benefits

(including severance benefits, but excluding defined benefit pension, retiree or post-employment health or welfare benefits, equity or equity-based compensation, deferred compensation, retention, or change of control related compensation and benefits, together the “Excluded Benefits”) provided to such Continuing Employee immediately prior to the Effective Time.

Each Continuing Employee shall be given service credit for all purposes, including for eligibility to participate, benefit levels (including levels of benefits under Merck’s and/or the Surviving Corporation’s vacation policy) and eligibility for vesting under Merck and/or the Surviving Corporation’s health and welfare benefit plans and arrangements (other than the Excluded Benefits) in which the Continuing Employee participates following the Effective Time (the “Parent Plans”) with respect to his or her length of service with the Company (and its predecessors) prior to the Effective Time to the same extent and for the same purpose as such Continuing Employee was entitled to such service credit under a corresponding employee benefit plan in which such Continuing Employee participated immediately prior to Effective Time, provided that the foregoing shall not result in the duplication of benefits or compensation or to benefit accrual under any pension plan.

Under any health benefit plan of Merck and/or the Surviving Corporation, Merck shall use commercially reasonable efforts to (i) waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees under such Parent Plans, to the extent that such conditions, exclusions and waiting periods would not apply under the corresponding employee benefit plan in which such employees participated prior to the Effective Time and (ii) for the plan year in which the Effective Time occurs, ensure that such health or welfare benefit plan shall, for purposes of eligibility, vesting, deductibles, co-payments and out-of-pocket maximums and allowances (including paid time off), credit Continuing Employees for service and amounts paid prior to the Effective Time with the Company (and its predecessors) under applicable employee benefit plans to the same extent that such service and amounts paid was recognized prior to the Effective Time under the corresponding employee benefit plan of the Company.

The Merger Agreement does not confer upon any person (other than Cidara, Merck and Purchaser) any rights with respect to the employee matters provisions of the Merger Agreement.

2026 Long Term Incentive Compensation Awards

If Closing shall not have occurred on or before March 1, 2026, the Company may grant 2026 long-term equity incentive compensation awards to Company employees under the 2024 Equity Incentive Plan (“2024 Plan”) in the form of RSUs, which RSUs shall vest ratably on an annual basis over four years (the “2026 RSUs”), subject to the holder remaining employed by the Surviving Corporation or another affiliate of Merck as of each annual vesting date; provided, that (i) other than as set forth herein, the 2026 RSUs shall be granted in the ordinary course of business and consistent with past practice and (ii) the Company may only grant the 2026 RSUs to the extent the Company has taken such action as may be necessary under the 2024 Plan and any executive or other employment agreements providing for acceleration of vesting upon a change of control to provide that the 2026 RSUs shall not be subject to accelerated vesting in connection with the Merger or any termination of employment. Each 2026 RSU that is outstanding immediately prior to the Effective Time shall be canceled and converted into the right to receive, without interest, the RSU Consideration, which shall remain subject to vesting and shall become payable by the Surviving Corporation to the holder thereof in accordance with the vesting schedule and terms and conditions applicable to such 2026 RSU immediately prior to the Effective Time, and which shall be subject to deduction for any required withholding tax.

2026 Annual Cash Incentives

If Closing shall not have occurred on or before March 1, 2026, Cidara may establish a 2026 annual cash incentive program in the ordinary course of business and consistent with past practice.

Annual Base Salary Increases

With respect to annual base compensation for the 2026 calendar year, on December 3, 2025 and in the ordinary course of business, the compensation and human capital committee of the Board approved an increase in the annual base salaries of employees, including Cidara’s executive officers (other than Cidara’s chief executive officer, which instead was recommended to the full Board for approval), by an amount not to exceed 5% of 2025 annual base salaries in aggregate, effective January 1, 2026. On December 4, 2025, the Board, following the recommendation of the compensation and human capital committee of the Board, approved an increase in Dr. Stein’s annual salary to $676,300, effective January 1, 2026.

Potential for Future Arrangements

While, as of the date of this Schedule 14D-9, none of Cidara’s current directors or executive officers have entered into any employment, equity contribution or other agreement, arrangement or understanding with Merck or its affiliates regarding continued service with Merck or its affiliates after the Effective Time, it is possible that Merck or its affiliates may enter into service, employment or other arrangements with one or more of Cidara’s directors or executive officers in the future.

Employment Arrangements

We have entered into at-will employment agreements with each of our current executive officers. The employment of each of our current executive officers may be terminated by us at any time. The employment agreements with current executive officers set forth the applicable executive officer’s salary, annual bonus compensation opportunities and benefit plan participation. Each of our executive officers has also executed our standard form of confidential information and inventions assignment agreement. For a discussion of the severance pay and other benefits to be provided in connection with a termination of employment following the Merger, see the section above titled “—Potential Payments and Benefits upon Termination or Change in Control.”

Director Compensation

Vesting of all outstanding equity awards held by our non-employee directors will accelerate in connection with the Merger, and such awards will be cashed out, as described in the section above titled “—Treatment of Options and RSUs.”

If Closing shall not have occurred on or before June 1, 2026, the Company may grant equity incentive compensation pursuant to its Amended and Restated Non-Employee Director Compensation Policy in effect as of the date of the Merger Agreement.

Indemnification of Directors and Officers; Insurance

Cidara has entered into an indemnification agreement (collectively, the “Indemnification Agreements”) with each of its executive officers and directors that require it to indemnify such persons against any and all expenses, including judgments, fines or penalties, attorney’s fees, witness fees or other professional fees and related disbursements and other out-of-pocket costs incurred, in connection with any action, suit, arbitration, alternative dispute resolution mechanism, investigation, inquiry or administrative hearing, whether threatened, pending or completed, to which any such person may be made a party by reason of the fact that such person is or was a director, officer, employee or agent of Cidara, provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, our best interests. The foregoing description of the Indemnification Agreements does not purport to be complete and is qualified in its entirety by the full text of the Form of Indemnity Agreement, which is filed as Exhibit (e)(17) hereto and incorporated herein by reference.

The Merger Agreement provides that all rights to indemnification, advancement of expenses and exculpation existing as of the date of the Merger Agreement in favor of the former and present directors and officers of Cidara for their acts and omissions occurring prior to the Effective Time, as provided in Cidara’s organizational documents and the Indemnification Agreements between Cidara and such persons, will survive the Merger for a period of six years from the Effective Time, and any claim made requesting indemnification pursuant to such indemnification rights within such six-year period will continue to be subject to such provisions under the Merger Agreement and the indemnification rights provided under the Merger Agreement until disposition of such claim.

The Merger Agreement also provides that, from the Effective Time until the sixth anniversary of the date on which the Effective Time occurs, the Surviving Corporation will, to the fullest extent permitted by applicable law, indemnify and hold harmless each of Cidara’s former and present officers and directors in his or her capacity as an officer or director of Cidara against all losses, claims, damages, liabilities, fees, expenses, judgments or fines incurred by such indemnified person as an officer or director of Cidara in connection with any pending or threatened legal proceeding based on or arising out of, in whole or in part, the fact that such indemnified person is or was a director or officer of Cidara at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim with respect to the Transactions.

The Merger Agreement also provides that, from the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation must maintain (and Merck must cause the Surviving Corporation to maintain) in effect the existing policy of directors’ and officers’ liability insurance maintained by Cidara as of the date of the Merger Agreement for the benefit of the indemnitees who were covered by such policy as of the date of the Merger Agreement with respect to their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of Cidara (as applicable), on terms with respect to coverage, deductibles and amounts no less favorable than the existing policy maintained by Cidara as of the date of the Merger Agreement. However, in lieu of maintaining such existing policy, we or Merck may purchase a six-year “tail” policy to replace the Cidara policy in effect as of the date of the Merger Agreement, subject to specified limitations as set forth in the Merger Agreement.

Section 16 Matters

The Merger Agreement provides that Cidara and the Board, to the extent necessary, will take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of the Shares and Cidara stock awards in the Transactions by the applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10 Matters

The Compensation and Human Capital Committee of the Board has caused to be exempt under Rule 14d-10(d) promulgated under the Exchange Act any “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between Cidara or any of its affiliates and any of the officers, directors or employees of Cidara that are effective as of November 13, 2025 pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

(b) Arrangements with Purchaser, Merck, and their Affiliates.

Merger Agreement

On November 13, 2025, Cidara, Merck and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 13 (The Transaction Documents) and the description of the conditions to the Offer contained in Section 15 (Conditions to the Offer) of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide stockholders of Cidara with information regarding its terms and is not intended to modify or supplement any rights of the parties under the Merger Agreement. The Merger Agreement and the summary of its terms contained in the Offer to Purchase filed by Purchaser with the SEC on December 5, 2025 are incorporated herein by reference, and are not intended to provide any other factual information about Cidara, Merck, Purchaser or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties that the parties to the Merger Agreement made to, and solely for the benefit of, each other. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by Cidara to Merck in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any person as characterizations of the actual state of facts and circumstances of Cidara at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about Cidara in Cidara’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Cidara’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, Cidara, Merck, Purchaser, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the tender offer statement on Schedule TO and related exhibits, including the Offer to Purchase, and this solicitation/recommendation statement on Schedule 14D-9, as well as in Cidara’s other public filings.

Confidentiality Agreement

Merck and Cidara entered into a mutual confidential disclosure agreement, dated May 16, 2025, which agreement was replaced on November 10, 2025 to permit a possible negotiated transaction between Merck and Cidara (as replaced, the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Merck and Cidara agreed that, subject to certain exceptions including the ability to make disclosures required by applicable law, any non-public information each may make available to the other and their respective representatives will not be disclosed or used for any purpose other than in connection with the parties’ exchange of certain proprietary and confidential information/data in order to facilitate the consideration and negotiation of a possible negotiated transaction. The Confidentiality Agreement does not include any standstill provisions. This summary of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

On November 13, 2025, the Board unanimously (excluding a recused director) (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interest of, Cidara and its stockholders, (ii) resolved that the Merger will be governed and effected in accordance with Section 251(h) of the DGCL, (iii) authorized and approved the execution, delivery and performance by Cidara of the Merger Agreement and the consummation of Transactions, including the Offer and the Merger, and (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Accordingly, and for the reasons described below in the section titled “—Reasons for Recommendation,” the Board, on behalf of Cidara, recommends that Cidara’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

(i) Background of the Offer and the Merger

Cidara is a clinical-stage biopharmaceutical company using its proprietary Cloudbreak® platform to develop novel drug-Fc conjugate (DFC) therapeutics. Cidara’s lead DFC candidate, CD388, is a long acting antiviral designed to achieve universal prevention of seasonal and pandemic influenza with a single dose by directly inhibiting viral proliferation. In consideration of the medical and commercial potential of CD388, including the significant capital required to build a commercial infrastructure to launch CD388, Cidara has pursued business development and non-dilutive financing opportunities to facilitate either execution of its standalone strategic plan or a strategic alternative. In this regard, senior management has regularly engaged in discussions with pharmaceutical company parties and royalty financing sources and reported regularly to the Board and, following its formation, the Transaction Committee of the Board on potential business development opportunities.

On September 23, 2024, Cidara announced that the first subjects were dosed in its Phase 2b NAVIGATE Trial evaluating CD388 for the prevention of seasonal influenza in healthy unvaccinated adults aged 18-64 (the “NAVIGATE Trial”).

On September 29, 2024, representatives of Cidara management had an initial business development discussion in person with Company A in conjunction with a medical conference. Later, on November 19, 2024, Cidara entered into a confidentiality agreement, without a standstill, with Company A.

On October 1, 2024, a representative of Cidara management had an initial business development discussion by video conference with Company B. Cidara entered into a confidentiality agreement, without a standstill, with Company B on June 5, 2025.

On October 9, 2024, a representative of Cidara management had an initial business development discussion by video conference with Company C. On October 16, 2024, Cidara entered into a confidentiality agreement, without a standstill, with Company C.

On October 17, 2024, representatives of Cidara management had an initial business development meeting in person with Company D in connection with the IDWeek 2024 conference. Cidara followed up with Company D after the conference, and Company D entered into a confidentiality agreement, without a standstill, with Cidara on November 6, 2024.

Also on October 17, 2024, representatives of Cidara management met in person with Company C in connection with the same conference.

On October 31, 2024, representatives of Cidara management met by video conference with Company C to review existing preclinical and clinical data for CD388 and development plans.

On November 11, 2024, a representative of Cidara management had an initial business development call with a representative of Merck, following outreach to Merck by a representative of Cidara management.

On November 12, 2024, representatives of Cidara management had an in-person meeting at Company D’s offices to expand on business development discussions relating to CD388 from a clinical, regulatory, manufacturing and commercial perspective.

On November 21, 2024, Cidara announced that it entered into a private placement financing agreement to raise approximately $105 million in gross proceeds.

On December 16, 2024, representatives of Cidara management met by video conference with representatives of Company A management in furtherance of their initial discussions held on September 29, 2024.

On January 14, 2025, representatives of Cidara management had an in person meeting with Company D in conjunction with the JP Morgan Healthcare conference to expand on business development discussions.

On April 14, 2025, representatives of Cidara management met in person with Company A in conjunction with the ESCMID conference to expand on business development discussions and review Cidara’s commercial strategy and supporting market research and analytics.

On April 24, 2025, a representative of Cidara management had an initial business development meeting by video conference with Company E. Later, on August 14, 2025, Company E and Cidara entered into a confidentiality agreement containing a six-month standstill that terminated if Cidara entered into a change of control transaction with a third party.

Also on April 24, 2025, representatives of Cidara management met in person with Company A in connection with the World Vaccine Congress to expand on business development discussions.

On May 8, 2025, Cidara entered into an Open Market Sale AgreementSM with Jefferies LLC (“Jefferies”) to offer and sell, from time to time at Cidara’s sole discretion, Common Shares through Jefferies as sales agent and filed a sales agreement prospectus with the SEC covering the offering, issuance and sale by Cidara of up to a maximum aggregate offering price of $150 million of Common Shares under such agreement (the “ATM Prospectus”). Cidara subsequently suspended and terminated the ATM Prospectus on June 24, 2025.

On May 16, 2025, Cidara entered into a Mutual Confidential Disclosure Agreement with Merck relating to research, development or commercialization of CD388, which did not contain a standstill. This agreement was replaced on November 10, 2025, to permit a possible negotiated transaction between Cidara and Merck, which amendment did not contain a standstill.

On May 20, 2025, a representative of Cidara management had a call with representatives of Merck to update Merck on the progress of the CD388 program and prepare for further engagement after the release of Phase 2b data for the NAVIGATE Trial.

Beginning in late May through early July 2025, Cidara provided Company B, Company C, Company D and Merck with access to a virtual data room (“VDR”) containing an overview of chemistry, manufacturing and controls (“CMC”) related information and market research information in advance of the release of the Phase 2b data.

On June 13, 2025, representatives of Cidara management met by video conference with Company B to provide an update on the progress of the CD388 program and prepare for further engagement after the release of Phase 2b data for the NAVIGATE Trial.

On June 23, 2025, Cidara announced positive topline results from the NAVIGATE Trial.

On June 24, 2025, representatives of Cidara management had a meeting by video conference with representatives of Merck to review the Phase 2b data from the NAVIGATE Trial.

On June 25, 2025, a representative of Cidara management had a meeting by video conference with representatives of Company E regarding the release of the Phase 2b data from the NAVIGATE trial.

On June 26, 2025, Cidara announced that it had closed a public offering of its Common Shares with $402.5 million of gross proceeds that would enable Cidara to fund a Phase 3 trial of CD388.

The same day, a representative of Cidara management had a video conference with a representative of Merck to encourage Merck to accelerate its evaluation of CD388 as a potential business development opportunity.

Also that day, representatives of Cidara management had separate video conferences with each of Company A and Company B to review the Phase 2b data from the NAVIGATE Trial.

Beginning the week of June 30, 2025, representatives of Evercore and Goldman Sachs, at the request of Cidara management, began reaching out to the strategic parties that were already evaluating CD388 as well as eight other potential strategic parties (including Company E and Company F) to assess level of interest in a potential business development opportunity and to facilitate due diligence.

On July 1, 2025, representatives of Cidara management and a partner from a commercial strategy and market research firm had a video conference with representatives of Merck to discuss Cidara’s commercial strategy for CD388 and insights from its market research.

On July 2, 2025, the Board by unanimous written consent appointed a Transaction Committee of the Board to facilitate and provide guidance to management and the full Board on the process for soliciting and evaluating any partnering or acquisition proposals and reviewing Cidara’s strategic alternatives, including licensing and collaboration transactions, royalty financing, joint ventures and acquisitions, and to make recommendations to the Board on whether to approve any transaction. The Transaction Committee was formed for efficiency and not to address any Board or other potential conflicts. The Transaction Committee was comprised of the following members of the Board: Daniel D. Burgess (Chair), Chrysa Mineo, Josh Resnick, M.D., Theodore R. Schroeder, M.D., Ryan Spencer and Jeffrey Stein, Ph.D (the “Transaction Committee”).

On July 7, 2025, representatives of Cidara management gave a management presentation by video conference to Company D.

On July 10, 2025, at the direction of Cidara management, representatives of Evercore and Goldman Sachs had a telephone call with representatives of Merck to discuss Merck’s preliminary interest in CD388 and next steps.

On July 15, 2025, Cidara provided access through the VDR to additional detail on CD388 related clinical, regulatory and CMC related information to Company B, Company C, Company D and Merck. Each of the companies accessing the VDR submitted due diligence questions throughout their evaluation of CD388 and Cidara responded through a separate due diligence tracker with each party and by posting materials to the VDR that were generally accessible to all parties.

On July 16, 2025, members of the Transaction Committee met with representatives of management and representatives of Evercore and Goldman Sachs in attendance. The representatives of Evercore and Goldman Sachs updated the Transaction Committee on the parties actively engaged in due diligence and the key areas of due diligence focus, discussions with Company E, which was evaluating CD388 without access to the VDR or confidential information, and Company F, which had scheduled a management presentation. Two other parties contacted declined to participate and the advisors were at that time waiting for feedback from four other parties (all of whom later declined to participate in the process).

Later that day, the Transaction Committee met with representatives of management and Cooley LLP (“Cooley”), Cidara’s outside counsel, in attendance. The Transaction Committee discussed the feedback from the outreach to potential strategic partners and from parties conducting scientific and technical due diligence, including key considerations relating to the timing of Cidara’s planned Phase 3 clinical trial of CD388. A representative of Cooley reviewed the Board’s fiduciary duties in the context of considering potential strategic transactions and alternatives, noting the need to monitor certain potential board conflicts, and discussed process considerations, best practices with respect to communications and related matters. Finally, the Transaction Committee discussed the potential formal engagement of financial advisors in connection with a potential strategic transaction.

On July 17, 2025, representatives of Goldman Sachs met with members of the Transaction Committee to present Goldman Sachs’ capabilities.

On July 18, 2025, representatives of Evercore met with members of the Transaction Committee to present Evercore’s capabilities.

On July 22, 2025, Cidara entered into a confidentiality agreement with Company F that contained a 12-month standstill that terminated if Cidara announced the entry into a definitive agreement providing for a change of control transaction with a third party.

On July 23, 2025, members of the Transaction Committee met with representatives of management and representatives of Evercore and Goldman Sachs in attendance. The financial advisors provided an update on the status of due diligence with various parties and the initial call with Company F scheduled for later in the day. Later that day, the Transaction Committee met with representatives of management and Cooley in attendance. Management provided an update on the key areas of due diligence being conducted by the active parties. The Transaction Committee then discussed the proposed engagement of Evercore and Goldman Sachs as financial advisors and provided feedback on the terms of the engagement letters to be negotiated with Evercore and Goldman Sachs. The Transaction Committee determined to recommend that the Board select Evercore and Goldman Sachs based on their respective reputations, qualifications, and experience in transactions similar to the potential transactions being considered by Cidara as well as the quality of the respective presentations made to the Transaction Committee. The Transaction Committee also discussed at this meeting the potential reactivation of Cidara’s at-the-market offering facility.

Later that day, representatives of Cidara management gave a management presentation to Company F.

Also that day, representatives of Cidara management met by video conference with representatives of Merck to cover CMC due diligence matters.

On July 28, 2025, representatives of Cidara management and outside patent counsel had a video conference with Merck to cover intellectual property due diligence.

On July 29, 2025, Company F was given access to the VDR.

On July 30, 2025, representatives of Cidara management had a video conference with Company C to cover Phase 3 readiness and other clinical and regulatory due diligence matters.

Later that day, members of the Transaction Committee met with representatives of management and representatives of Evercore and Goldman Sachs in attendance. The financial advisors updated the Transaction Committee on the status of due diligence reviews by various parties, and informed the committee that Company B withdrew from the process and that Company A indicated that it had interest in engaging later in the year. Later that day, the Transaction Committee met with representatives of management and Cooley in attendance. Management updated the Transaction Committee on the proposed terms of the engagement letters with Evercore and Goldman Sachs. Following a discussion, the Transaction Committee agreed to recommend to the Board that it approve the engagement of Evercore and Goldman Sachs on the discussed terms. The Transaction Committee then discussed with management the ongoing discussions with Company C. The Transaction Committee also discussed the Company’s potential contract with the U.S. Biomedical Advanced Research and Development Authority (“BARDA”) and projected award date, the projected timing for moving manufacturing from China and how this timing aligned with the possible readout of the Phase 3 trial. Management also updated the Transaction Committee on the terms of a potential royalty financing that could be used to fund Phase 3 trial and CMC work.

On July 31, 2025, at the direction of Cidara management, representatives of Evercore and Goldman Sachs had a telephone call with Company D to discuss the status of their evaluation of CD388 and next steps.

On July 31, 2025, at the direction of Cidara management, representatives of Evercore and Goldman Sachs had a telephone call with Merck to discuss the status of their evaluation of CD388 and next steps.

On August 1, 2025, representatives of Cidara management participated in a due diligence call focused on clinical and regulatory matters with Company D.

On August 5, 2025, representatives of Cidara management participated in a due diligence call focused on clinical and regulatory matters with Merck.

On August 6, 2025, members of the Transaction Committee met with representatives of management and representatives of Evercore, Goldman Sachs and Cooley in attendance. The financial advisors updated the Transaction Committee on the status of ongoing due diligence reviews and process. Later in the day, the Transaction Committee met with management and Cooley. The Transaction Committee discussed with management issues that might impact valuation and received an update on the negotiations with BARDA. Management also informed the Transaction Committee that they were finalizing management projections to present to the Transaction Committee.

On August 14, 2025, the Board by unanimous written consent approved the engagement of Evercore and Goldman Sachs and the execution of the proposed engagement letters based on the recommendation of the Transaction Committee.

Also that day, representatives of Cidara management gave a presentation to Merck on Cidara’s readiness for seeking marketing approval.

On August 15, 2025, representatives of Cidara management gave a presentation to Company D on Cidara’s readiness for seeking marketing approval and discussed other due diligence matters.

The same day, Cidara gave Company E access to the VDR.

Also on August 15, Cidara entered into engagement letters with each of Evercore and Goldman Sachs.

On August 19, 2025, representatives of Cidara management gave a management presentation to Company E.

On August 20, 2025, the Transaction Committee met with management and representatives of Evercore, Goldman Sachs and Cooley in attendance. Representatives of Evercore and Goldman Sachs updated the Transaction Committee on counterparty engagement to date and potential next steps following the end-of-Phase 2 meeting with the FDA (“EOP2 Meeting”) scheduled for August 25, 2025.

On August 21, 2025, representatives of Cidara management held a due diligence meeting with Company F that covered clinical development, regulatory and CMC matters, including preliminary FDA feedback received in advance of the EOP2 Meeting.

The same day, a representative of Company D called Dr. Stein, the Chief Executive Officer of Cidara, to discuss the proposed BARDA contract, and representatives of Cidara management had a due diligence call with Merck to discuss the Phase 3 clinical trial requirements.

On August 22, 2025, the Transaction Committee met with management and representatives of Evercore, Goldman Sachs and Cooley in attendance. Cidara management updated the Transaction Committee on preliminary FDA feedback received in advance of the EOP2 Meeting, including the FDA’s recommendation that

Cidara expand the trial to include healthy adults aged 65+ without underlying comorbidities, which would expedite trial enrollment and increase the potential of enrolling and powering the study in a single northern hemisphere flu season.

On August 25, 2025, representatives of Cidara management attended the EOP2 Meeting with the FDA.

On August 27, 2025, representatives of Cidara management had a video conference with Merck to update Merck on the outcome of the EOP2 Meeting.

On the same day, representatives of Cidara management had a due diligence call with Company D focused on CMC and cost of goods sold (“COGS”).

Later that day, the Transaction Committee met with management and representatives of Evercore, Goldman Sachs and Cooley. Representatives of Evercore and Goldman Sachs updated the Transaction Committee on the diligence work being done by various strategic parties. The Transaction Committee discussed with advisors potential next steps in respect of the ongoing discussions. The Committee also discussed the timing of upcoming press releases relating to the EOP2 Meeting outcome, the acceleration of start of the Phase 3 trial of CD388, and the expansion of trial enrollment to include healthy adults aged 65+ and the potential impact on the trading price of Cidara’s stock.

On August 28, 2025, representatives of Cidara management had a video conference with Company C to update Company C on the outcome of the EOP2 Meeting and discuss readiness for seeking marketing approval.

On the same day, representatives of Cidara management had a due diligence call with Company D focused on the EOP2 meeting and the Phase 3 study design.

The same day, representatives of Evercore and Goldman Sachs had a call with a representative of Company E and discussed ongoing due diligence and next steps.

On September 9, 2025, representatives of Cidara management had a video conference with Company E to update Company E on the outcome of the EOP2 Meeting.

On September 17, 2025, a representative of Company C called Dr. Stein to inform him that Company C was not able to build an internal business case for a transaction and was no longer participating in the process.

On September 17, 2025, the Transaction Committee met with management and representatives of Evercore, Goldman Sachs and Cooley in attendance. Shane Ward, Cidara’s Chief Operating Officer and Chief Legal Officer, reviewed the status of BARDA contract negotiations, including key terms being negotiated. Frank Karbe, Cidara’s Chief Financial Officer, then presented management’s risk-adjusted long range financial projections (the “Management Projections”), as described in “—Certain Financial Projections”, for Cidara as a standalone company, which included Cidara’s projected tax savings from the use of certain net operating loss carryforwards of Cidara (the “NOL Forecasts”), as described in “—Certain Financial Projections”. The Management Projections reflected CD388 being commercialized by Cidara without a partner in the United States with a commercial launch focused on patient populations with high risk from influenza. Mr. Karbe and Jim Beitel, Cidara’s Chief Business Officer, reviewed the key assumptions in the model, including that it did not assume any revenue from ex-U.S. sales of CD388 or from Cidara’s oncology assets not actively being developed or other assets that could be generated through the Cloudbreak® platform. The Transaction Committee discussed the Management Projections and asked questions. Representatives of Evercore and Goldman Sachs then presented their respective preliminary financial analyses of Cidara. The representatives of management, Evercore and Goldman Sachs also discussed key sensitivities in the Management Projections, including the impact of price and penetration assumptions. The Transaction Committee then continued the meeting with management and Cooley in attendance. Management discussed plans for upcoming press releases and discussed the fact that financial analysts were aware that certain key assumptions in their models were substantially different from Cidara’s publicly presented expectations and were planning on updating their financial models.

On September 18, 2025, a representative of Merck called Mr. Beitel to inform him that Merck needed to conduct a site visit at one of Cidara’s manufacturing facilities in China and complete EOP2 Meeting-related due diligence before it could submit a proposal.

On September 24, 2025, the Transaction Committee met with management and Cooley in attendance. The Transaction Committee discussed the BARDA contract, as well as Merck’s request for a site visit in China.

On September 24, 2025, Cidara publicly announced the expansion of its Phase 3 registrational trial of CD388 (the “ANCHOR Trial”) and the acceleration of its timeline for commencing the ANCHOR Trial following its EOP2 Meeting.

Later that day, at the direction of Cidara management, representatives of Evercore and Goldman Sachs reached out to the companies actively conducting due diligence to ascertain the status of their evaluations and facilitate completion of due diligence. Company F indicated that it was conducting analyses to support a business case and would require approximately a month to complete its internal review.

On September 25, 2025, Cidara announced publicly that the first participant was dosed in the ANCHOR Trial.

The same day, representatives of Cidara management had a video conference with Company E to review biostatistics from the NAVIGATE Trial.

On September 30, 2025, representatives of Cidara management had separate video conferences with representatives of Company D and Merck to discuss the final terms of Cidara’s contract with BARDA.

On October 1, 2025, the Transaction Committee met with management and representatives of Evercore, Goldman Sachs and Cooley in attendance. The representatives of Evercore and Goldman Sachs first reviewed changes in financial analysts’ price targets and Cidara stock price changes since the recent announcements. The advisors then updated the Transaction Committee on recent discussions with strategic parties and discussed potential next steps. After a discussion, the Transaction Committee concluded that Cidara should not send a process letter or request bids at this time based on Cidara’s current trading price and the status of ongoing due diligence by potential parties and the fact that the Transaction Committee desired to maintain flexibility to continue to pursue a standalone strategy. Later the same day, the Transaction Committee met with management and Cooley in attendance. The Transaction Committee discussed feedback from the BARDA calls with Company D and Merck and a partnering offer received for Japan from an unrelated party.

On October 1 and October 2, 2025, representatives of Cidara management had due diligence calls with Company E.

On October 2, 2025, Cidara announced publicly the award of a BARDA contract valued at up to $339 million to support expanded manufacturing and clinical development of CD388, with the base period award funding the onshoring of CD388 manufacturing to the United States.

On October 3, 2025, representatives of Cidara management had a due diligence call with Merck focused on CMC related matters.

On October 6, 2025, representatives of Cidara management gave a management presentation to Company A.

On October 7, 2025, representatives of Cidara management had a due diligence call with Merck focused on the ANCHOR Trial and clinical development matters.

On October 8, 2025, representatives of Cidara management had a call with Company D to discuss COGS.

The same day, the Transaction Committee met with management and Cooley in attendance. The Transaction Committee discussed tactics to bring the process to a conclusion given the distraction to management and the enrollment progress for the ANCHOR Trial.

On October 9, 2025, at the direction of Cidara management, representatives of Evercore and Goldman Sachs had a discussion with Merck relating to Merck’s request that Cidara seek FDA feedback on a potential protocol change for the ANCHOR Trial of interest to Merck and the internal process required for Merck to submit a non-binding proposal.

On October 15, 2025, representatives of Cidara management had a call with Merck to discuss feedback from the FDA relating to such potential protocol change to the ANCHOR Trial.

The same day, the Transaction Committee met with representatives of Evercore, Goldman Sachs and Cooley in attendance. Management provided an update on the current enrollment in the ANCHOR Trial, including the stratification of patients. Representatives of Evercore and Goldman Sachs then updated the Transaction Committee on the status of each of the active parties in the process and discussed potential next steps.

On October 23, 2025, representatives of Company A had a call with representatives of Evercore and Goldman Sachs and requested VDR access. Company A withdrew from the process before access was granted.

On October 24, 2025, Dr. Stein received a call from Company D informing him that Company D was submitting a proposal to acquire Cidara. Immediately following the call, Company D submitted a non-binding proposal to acquire Cidara for $118 per share, requesting certain confirmatory due diligence and proposing that a transaction be signed within 2 weeks (the “October 24 Proposal”). The October 24 Proposal did not mention any employment-related matters.

Later in the day, some of the members of the Transaction Committee, management and representatives of Evercore, Goldman Sachs and Cooley met to discuss the receipt of the non-binding proposal from Company D and potential next steps. The Transaction Committee members agreed that the financial advisors should call Merck to let them know that Cidara had received a proposal from another party and to confirm the status of Merck’s due diligence process and timing for submitting a potential proposal.

On October 25, 2025, at the direction of the Transaction Committee, representatives of Evercore and Goldman Sachs had a call with Merck to inform them of receipt of a proposal to acquire Cidara. Later that day, representatives of Evercore and Goldman Sachs had a follow-up call with Merck during which a representative of Merck indicated that it would be seeking approval to submit an acquisition proposal later in the week. During October 25 through October 27, 2025, representatives of Evercore and Goldman Sachs also had calls with other active parties to inform them of the receipt of a proposal.

On October 27, 2025, the Board met with management and representatives of Evercore, Goldman Sachs and Cooley in attendance (with one Board member recused due to such Board member’s service on the board of directors of one of the active parties in the process (the “Recused Director”)). Representatives of Evercore and Goldman Sachs updated the Board on the receipt of the October 24 Proposal from Company D and the status of discussions with various partners, including the expectation that Merck would also submit a bid. The Board discussed with the advisors whether any of the strategic parties that previously declined to conduct due diligence or remain in the process should be reapproached and potential responses to Company D. Following a discussion, the Board authorized Evercore and Goldman Sachs to inform Company D that the October 24 Proposal was not sufficient to warrant a next step, including any access to the requested additional due diligence and confirmatory due diligence. The Board then discussed potential next steps.

Following the Board call, on the same day, representatives of Evercore and Goldman informed Company D that the October 24 Proposal was insufficient and that Cidara would not transact at the level of its proposal.

On October 29, 2025, a representative of Merck sent an email to Dr. Stein with a proposal from Merck to acquire the Company for $120 per share (the “October 29 Proposal”). The October 29 Proposal mentioned that Merck valued the Cloudbreak® platform and retaining the Cidara team to drive continued success of CD388, advance its pipeline and further develop the Cloudbreak® platform, and indicated that Merck was prepared to complete scientific and corporate due diligence expeditiously, contemporaneously with negotiating a definitive acquisition agreement.

The same day, representatives of Evercore and Goldman Sachs had a call with Company E during which Company E indicated that it was planning on submitting a proposal in the near future.

On October 30, 2025, at the direction of the Board, representatives of Evercore and Goldman Sachs informed Company D that Cidara had received another proposal and that Cidara would not transact at the level of Company D’s October 24 Proposal. No guidance on price was provided.

The same day, based on the discussions at the October 27 Board meeting and with the prior authorization of Cidara management, representatives of Evercore and Goldman Sachs informed a representative of Merck that the October 29 Proposal was not transactable and that Cidara was expecting more proposals. No guidance on price was provided.

The same day, following consultation with members of the Transaction Committee, representatives of Evercore and Goldman Sachs had a call with Company F during which a representative of Company F indicated that it was proceeding through internal governance to seek approval to submit a proposal in the near future.

On October 31, 2025, the Board met (without the Recused Director in attendance) with management and representatives of Evercore, Goldman Sachs and Cooley in attendance. The representatives of Evercore and Goldman Sachs reviewed the status of discussions with the various parties, including the expectation that Company E and Company F would also submit bids and that Company D might submit a revised bid, and the equity values of the October 24 Proposal and the October 29 Proposal, as well as the implied premia to the spot price, 30-day, 60-day and 90-day VWAPs and median analyst price targets compared to such proposals. The representatives of Evercore and Goldman Sachs also discussed with the Board potential next steps, including giving all strategic parties a fixed rebid date. Mr. Karbe then gave a detailed presentation on the Management Projections, including key assumptions as further described under “—Certain Financial Projections.” The Management Projections presented to the Board had been refreshed since the September 17, 2025 presentation to the Transaction Committee solely to reflect the roll-forward of one quarter of actual financial results, Cidara’s current cash balance and adjustments to the dilutive impact from future financing activities as a result of the recent significant increase in Cidara’s stock price, and reflected the NOL Forecasts. Mr. Karbe also compared the Management Projections to financial analyst models and various other industry benchmark data. The Board asked questions and following a discussion, approved the refreshed Management Projections and NOL Forecasts for use by Evercore and Goldman Sachs for purposes of their respective financial analyses and opinions.

On November 1, 2025, Company D submitted a revised non-binding proposal for $130 per share (the “November 1 Proposal”). The November 1 Proposal again requested certain specific confirmatory due diligence and indicated that Company D would be in a position to complete its confirmatory due diligence and sign a definitive agreement by November 10, 2025.

On November 3, 2025, following consultation with members of the Transaction Committee, representatives of Evercore and Goldman Sachs touched base with Company E and Company F to ascertain the timing of their expected bids.

Also on November 3, 2025, Cidara opened an expanded VDR with corporate due diligence information to Merck, Company D, Company E and Company F.

The same day, representatives of Evercore and Goldman Sachs had a call with a representative of Merck and discussed Merck’s outstanding due diligence requests.

The same day, following consultation with members of the Transaction Committee, representatives of Evercore and Goldman Sachs called Company D to inform them that they would be given access to some requested data in a few days, and also called Company F to inform them that they were behind the other interested parties from a due diligence and process perspective and needed to speed up their process. Company F was told that the Cidara management team would help facilitate their due diligence review.

On November 4, 2025, Company E submitted a proposal to acquire Cidara for $100 per share.

On November 5, 2025, at the direction of Cidara management, Evercore and Goldman Sachs sent Merck and Company D a process letter and draft merger agreement prepared by Cooley and invited them to submit a revised proposal for a potential acquisition of Cidara by no later than 5:00 p.m. Eastern Time on November 11, 2025, with confirmation of the completion of due diligence, a fully marked version of the merger agreement reflecting any proposed revisions and confirmation of all internal and external approvals required to execute or close a proposed transaction. Given the status of Company F’s due diligence and the fact that Company F had not submitted any proposal to acquire Cidara, Company F did not receive a copy of the process letter or draft merger agreement.

The same day, following receipt of the process letter, Company D and its financial advisor had a call with representatives of Evercore and Goldman Sachs to discuss questions about the process and availability of data to enable Company D to complete its due diligence.

Also, that day, following consultation with members of the Transaction Committee, representatives of Evercore and Goldman Sachs had a discussion with a representative of Merck about the process and scheduling the site visit that had previously been requested by Merck.

Also, that day, representatives of Cidara management and outside patent counsel had a due diligence call with Merck relating to intellectual property.

On November 6, 2025, the Transaction Committee met with management and representatives of Evercore, Goldman Sachs and Cooley in attendance. Representatives of Evercore and Goldman Sachs updated the Transaction Committee on the status of discussions with Merck, Company D, Company E and Company F and the November 11th deadline for revised proposals. The Transaction Committee discussed the potential proposal from Company F recognizing that they were behind on due diligence and the efforts being made to accelerate their evaluation. The Transaction Committee then met in executive session during which representatives of Cooley discussed golden parachute tax issues, Cidara’s existing gross-up arrangements and the timing of discussing potential other gross-up arrangements given the bidding process. The Transaction Committee authorized the inclusion of a request for a right to modify certain existing gross-up arrangements and provide new gross-up arrangements in the disclosure schedules to be provided to the participating parties.

Also on November 6, 2025, following consultation with members of the Transaction Committee, representatives of Evercore and Goldman had a discussion with Company E about their initial proposal being significantly behind on value and following the discussion, sent Company E the process letter and draft merger agreement. No price guidance was provided.

On November 7, 2025, Company D’s chief executive officer requested a call with Dr. Stein and informed Dr. Stein that Company D would be submitting a best and final offer that would lapse in 24 hours and would be sending a markup of the merger agreement that day. Following the call, Company D submitted a revised proposal to acquire Cidara for $150.50 per share (the “November 7 Proposal”). Later that day, Company D’s counsel sent a revised draft of the merger agreement.

Following receipt of the November 7 Proposal, the Transaction Committee met with management and representatives of Evercore, Goldman Sachs and Cooley to discuss the November 7 Proposal and its lapsing term. Following a discussion, the Transaction Committee authorized outreach to the other parties to inform them of the change in process and the need for feedback by noon Eastern Time on November 8, 2025. Representatives of Cooley also discussed with the Transaction Committee the request by Company D to receive tender and support agreements from certain specified stockholders, including RA Capital, and the Transaction Committee authorized Cooley to reach out to RA Capital’s internal legal counsel to discuss the potential terms of a tender and support agreement.

Following the call, at the direction of the Transaction Committee, representatives of Evercore and Goldman Sachs called each of Merck, Company E and Company F to inform them that Cidara had received a credible bid that might be signed and announced by Monday, November 10th, and that as a result they would need to submit new bids by noon Eastern Time on November 8th. No price guidance was provided, and the parties were not asked to submit best and final proposals.

Later that evening, the Transaction Committee met with management and representatives of Evercore, Goldman Sachs and Cooley in attendance to discuss the outcome of the discussions with Merck, Company E and Company F and expected next steps.

Starting with the receipt of the mark-up of the merger agreement from Company D, Cooley worked on a revised draft of the merger agreement to enable a transaction to be signed and announced by November 10, 2025.

On the morning of November 8, 2025, Merck submitted a revised proposal to acquire Cidara for $156 per share (the “November 8 Proposal”). The November 8 Proposal indicated that Merck needed to complete CMC due diligence and to negotiate the definitive merger agreement and tender and support agreements, and that signing of the definitive merger agreement could be achieved by November 14.

The same morning, Company F submitted its first proposal to acquire Cidara for $140 per share and requested exclusivity and sent a draft exclusivity agreement. Company F’s proposal indicated that it believed that unnamed key employees of the Cidara team would be instrumental to the continuing success of Cidara’s business as part of Company F. Also that same morning, Company E made an oral offer of $127 per share in cash plus a contingent value right of $13 per share payable upon receipt of FDA marketing approval of CD388.

Later that morning, the Transaction Committee met with management and representatives of Evercore, Goldman and Cooley in attendance. Representatives of Evercore and Goldman Sachs updated the Transaction Committee on the bids received and discussed potential next steps and reconvening in a few hours. The Transaction Committee then held an executive session with Cooley in attendance and discussed the status of enrollment and patient distribution in the ANCHOR Trial in comparison to the NAVIGATE Trial and risks relating to the ongoing ANCHOR Trial, as well as other studies being run in response to FDA feedback, and discussed whether RA Capital would be willing to enter into a tender and support agreement.

Following the Transaction Committee meeting, at the direction of the Transaction Committee, representatives of Evercore and Goldman Sachs had calls with representatives of Merck, Company E and Company F to inform them that Cidara would not be announcing a transaction on November 10th and that Cidara was requesting revised proposals by the original deadline of November 11th.

Later that day, the Transaction Committee reconvened with management and representatives of Evercore, Goldman Sachs and Cooley in attendance. After receiving an update since the morning meeting, the Transaction Committee discussed and approved the message to be conveyed to Company D about the November 7 Proposal and discussed the risk that Company D would withdraw from the process. The Transaction Committee also discussed the site visit or virtual visit requested by both Company D and Merck.

Following the Transaction Committee meeting, at the direction of the Transaction Committee, representatives of Evercore and Goldman Sachs had a call with Company F and its financial advisor to inform them that Company F’s initial bid was meaningfully behind in value and that other bidders were sent a draft merger agreement. Company F indicated that it could accelerate its process. Later in the day, Company F was sent the draft merger agreement and process letter shared with other parties.

Following the Transaction Committee meeting, Dr. Stein had a call with the chief executive officer of Company D to inform him that Cidara was appreciative of the November 7 Proposal and engagement with Company D, but the Company had received other more competitive bids and would not be able to sign and announce a transaction in respect of the November 7 Proposal by Monday, November 10. In response, Company D withdrew its November 7 Proposal and participation in the process but indicated a willingness to reengage on their proposed terms if the opportunity arose.

Later in the day, a senior executive of Company F requested a call with Dr. Stein to provide more context for Company F’s interest in the company. Dr. Stein had separate calls with two senior executives of Company F who shared their visions for commercialization of CD388. They also discussed what Cidara could do to facilitate completion of Company F’s due diligence.

On November 9, 2025, the Transaction Committee met with management and representatives of Evercore, Goldman Sachs and Cooley in attendance. Representatives of Evercore and Goldman Sachs provided an update on developments since the last meeting, including the withdrawal of Company D from the process and the expectation that Merck, Company E and Company F would submit revised bids by the process deadline with mark-ups of the merger agreement. Merck also requested a call between Robert Davis, the President and Chief Executive Officer of Merck, and Dr. Stein.

Later that day Mr. Davis and Dr. Stein spoke by telephone, and Mr. Davis expressed Merck’s strong interest in Cidara.

On November 10, 2025, the chief executive officer of Company E requested a call with Dr. Stein to express Company E’s strong interest in Cidara.

Also on November 10, 2025, Mr. Beitel and a partner of a commercial strategy and market research firm working with Cidara conducted a meeting with representatives of Merck’s commercial team to review Cidara’s commercial strategy and supporting market research and analytics related to various market segments, including recently completed payer market research.

In the evening on November 10, 2025, Merck’s outside counsel, Gibson, Dunn & Crutcher LLP (“Gibson Dunn”), sent Cooley a mark-up of the merger agreement.

On November 11, 2025, members of Cidara management had separate due diligence calls with Merck relating to human resources and various financial matters, including Cidara’s operating results for the third quarter of 2025.

The same day, Cidara posted draft disclosure schedules to the VDR.

The same day, Company E submitted a revised bid proposal of $158 per share and a mark-up of the merger agreement. Merck did not revise its $156 per share price indicating that it was waiting to make a best and final offer. Company F submitted a revised proposal of $165 per share and a mark-up of the merger agreement.

Also that day, Gibson Dunn sent Cooley a draft tender and support agreement.

On November 11, 2025, Merck completed a site visit to a Cidara contract manufacturer’s production facility in China.

On November 11, 2025, the Board met (without the Recused Director in attendance) with management and representatives of Evercore, Goldman Sachs and Cooley in attendance. Dr. Stein updated the Board on the three proposals received from Merck, Company E and Company F and the withdrawal of Company D from the process. Representatives of Evercore and Goldman Sachs discussed potential next steps to ask for a best and final price from these parties. Following a lengthy discussion, the Board approved sending back a revised draft of the merger agreement reflecting the comments from the three revised draft merger agreements submitted by the bidders, informing the parties that they needed to submit a new proposal and a draft of a merger agreement they were willing to sign by 4:00 pm Eastern Time on November 13th. If there was a clear superior proposal – defined as a price that was at least 5% higher than the next highest proposal, then Cidara would accept the proposal, but if the highest proposals remained within a 5% range of each other, then the process would be reduced to the two highest bidders and the two remaining bidders would be given another chance to bid. Cooley also prepared a summary comparison of the three merger agreement mark-ups submitted with the bids that was discussed at the meeting and had been sent to the Board in advance of the meeting. Following Evercore’s and Goldman Sachs’ departure from the meeting, the Board also reviewed the customary relationship disclosures provided by each of Evercore and Goldman Sachs prior to the meeting with respect to their respective relationships with the active bidder parties and determined that none of the matters set forth in the disclosure letters would limit the ability of Evercore or Goldman Sachs to fulfill their responsibilities as financial advisors to Cidara in connection with the engagement.

Following the Board meeting, following consultation with members of the Transaction Committee, representatives of Evercore and Goldman Sachs called each of Merck, Company E and Company F to provide the bidding instructions, which was followed up with a process email on November 12 imposing a 4:00 pm Eastern Time deadline on November 13, 2025, for submitting a revised bid and a mark-up of the merger agreement that the bidder was prepared to sign. Following receipt of questions about the bidding process, timeline and consultation with management, the representatives of Evercore and Goldman Sachs informed Merck, Company E and Company F that, if necessary, the second round of bids would be due by 8:00 pm Eastern time and that Cidara would be prepared to sign and announce a transaction before the markets opened on November 14.

On November 12, 2025, a revised draft of the merger agreement (the “November 12 Draft Merger Agreement”) was sent to each of Merck, Company E and Company F, which (i) included a right to terminate the merger agreement to accept a superior proposal subject to payment of a proposed termination fee of 3.25% of equity value, (ii) included a reverse termination fee of 5% of equity value in the event that the transaction failed to close for failure to obtain antitrust clearance and (iii) contemplated tender and support agreements delivered by RA Capital and Dr. Stein.

On November 12, 2025, the Board met (without the Recused Director in attendance) with management and representatives of Evercore, Goldman Sachs and Cooley in attendance. The representatives of Evercore and Goldman Sachs first updated the Board on the bidding process and feedback from the bidders relating to the process. Representatives of Evercore then reviewed Evercore’s preliminary financial analysis and representatives of Goldman Sachs then reviewed Goldman Sachs’ preliminary financial analyses. The representatives of Evercore and Goldman Sachs and the Board discussed sensitivities to the bankers’ respective preliminary financial analyses based on assumptions provided by Cidara management, including in respect of market penetration and price, potential value attributable to an illustrative ex-U.S. partnership for CD388 and potential value attributable to Cidara’s platform.

During the morning of November 13, 2025, Mr. Ward and Mr. Karbe participated in separate legal due diligence calls with outside counsel for Merck, Company E and Company F.

Later that day around the 4:00 pm Eastern Time bid deadline, Cidara received three proposals. Company E submitted a proposal for $173.50 per share in cash and mark-ups of the merger agreement and the disclosure schedules. Company F submitted a proposal for $185 per share in cash and a mark-up of the merger agreement. Merck submitted a proposal of $221.50 per share in cash and Merck said they would sign the November 12 Draft Merger Agreement without modification, provided that the Merger Agreement would be signed the same day and announced prior to market open the following day.

Following receipt of the bids, the Board met (without the Recused Director in attendance) with management and representatives of Evercore, Goldman Sachs and Cooley in attendance. The Board was informed of the three proposals and agreed that Merck had submitted the winning bid under the auction rules and that RA Capital was supportive of the transaction with Merck and prepared to agree to a tender and support agreement. The Board then agreed that it would reconvene to consider approval of the proposed transaction once the definitive merger agreement was finalized.

Following the Board call, Cooley responded to some remaining due diligence requests from Gibson Dunn and sent Gibson Dunn the draft of the tender and support agreement that RA Capital’s internal counsel had approved for execution. Gibson Dunn sent Cooley comments on the disclosure schedules and the certificate of incorporation and bylaws of the merger subsidiary formed by Merck. Cooley and Gibson Dunn worked to finalize the execution version of the Merger Agreement and disclosure schedules. Gibson Dunn sent comments on the tender and support agreement. Cooley discussed the comments with the General Counsel of RA Capital Investments and finalized the Tender and Support Agreement.

In advance of the Board meeting, the Board was sent an execution version of the Merger Agreement, the disclosure schedules thereto, an execution version of the Tender and Support Agreement, a summary of the Merger Agreement and proposed Board resolutions to approve the transaction.

Also, in advance of the Board meeting, Dr. Stein called Mr. Davis to inform him of the Board’s decision to proceed with a transaction with Merck. Dr. Stein also called the chief executive officer of Company E and a representative of Company F to notify them that Cidara was proceeding with another party. Representatives of Evercore and Goldman Sachs also called Company E and Company F to let them know Cidara was proceeding with another party.

The Board (without the Recused Director in attendance) then reconvened its meeting with management and representatives of Evercore, Goldman Sachs and Cooley in attendance to consider approval of the proposed transaction with Merck. A representative of Cooley reviewed with the Board its fiduciary duties in the context of approving a change of control of Cidara and key provisions of the Merger Agreement, referencing the summary circulated to the Board. Representatives of Evercore then reviewed Evercore’s financial analyses summarized below under “Opinion of Evercore Group L.L.C.” Thereafter, Evercore rendered an oral opinion, confirmed by delivery of a written opinion dated November 13, 2025, to the effect that, as of such date and based upon and subject to the assumptions, limitations, qualifications and conditions described in Evercore’s written opinion, the Common Share Offer Price to be received by the holders of Common Shares (other than holders of Excluded Shares) in the Offer and the Merger was fair, from a financial point of view, to such holders. Representatives of Goldman Sachs then reviewed Goldman Sachs’ financial analyses summarized below under “Opinion of Goldman Sachs & Co, LLC.” Thereafter, Goldman Sachs rendered an oral opinion, confirmed by delivery of a written opinion dated November 13, 2025 to the Board that, as of that date and based upon and subject to the factors and assumptions set forth therein, the $221.50 per share to be paid to holders (other than Merck or its affiliates) of Common Shares pursuant to the Merger Agreement was fair, from a financial point of view to such holders. A representative of Cooley then reviewed the proposed Board resolutions. After carefully considering the proposed terms of the transaction with Merck, and taking into consideration the matters discussed during the meeting and prior meetings of the Board and Transaction Committee, as further described under the caption “—Reasons for Recommendation”, the Board unanimously (excluding the Recused Director) (a) determined that the Merger Agreement and the Transactions, including the Offer and Merger, are advisable to, and in the best interest of, Cidara and its stockholders, (b) resolved that the Merger will be governed by and effective in accordance with Section 251(h) of the DGCL, (c) authorized and approved the execution, delivery and performance by Cidara of the Merger Agreement and the consummation of Transactions, including the Offer and the Merger, and (d) resolved to recommend that the stockholders of Cidara accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Later that night, Cidara and Merck executed the Merger Agreement, and Dr. Stein and RA Capital executed the Support Agreements.

On the morning of November 14, 2025, Cidara and Merck issued a joint press release announcing the Transactions.

(ii) Reasons for Recommendation

The Board carefully considered the Offer, the Merger and the Transactions, consulted with management and outside legal and financial advisors at various times, and took into account the reasons enumerated below.

•

Financial Terms of the Offer & Certainty of Value. The Board considered the aggregate value and form of the consideration to be received in the Offer and the Merger by Cidara’s stockholders, and considered:

•

the current and historical market prices of the Common Shares, including the market performance of the Common Shares relative to general market indices, and the fact that the cash Offer Price of $221.50 per Common Share represents a premium of: (i) approximately 109% to the closing price of common stock of $105.99 per share on November 13, 2025, the last full trading day prior to the announcement of the Offer and the Merger; (ii) approximately 91% to the 52-week high closing price of common stock; (iii) approximately 113% to the 30-day trading period volume weighted average price (“VWAP”) of common stock; (iv) approximately 143% to the 60-day trading period VWAP of common stock; and (v) approximately 163% to the 90-day trading period VWAP of common stock, in each case of (ii) through (v) for such periods ended November 13, 2025;

•

the Board’s belief that (i) as a result of a fully informed, active and robust negotiating process that resulted in four parties submitting proposals to acquire Cidara, as of the date of the Merger Agreement, the Offer Price of $221.50 per Share represented the highest price reasonably obtainable by Cidara under the circumstances from any interested bidders; (ii) Cidara had obtained Merck’s best offer; and (iii) there was substantial risk of losing Merck’s final offer of $221.50 per Share if Cidara continued to pursue a higher price;

•

the fact that, during the course of negotiations with Merck (as more fully described in the section above titled “—Background of the Offer and the Merger”), Merck increased its offer from $120.00 per share on October 29, 2025, to $156.00 per share on November 8, 2025, and then ultimately to $221.50 per share on November 13, 2025;

•

the fact that the consideration to be paid in the Offer and the Merger is payable solely in cash, which allows Cidara’s stockholders to realize immediate and certain value in respect of their Shares, especially when viewed against the internal and external risks and uncertainties associated with continuing to operate as a standalone company, including development risks associated with the ongoing Phase 3 clinical trial of CD388 with different enrollment criteria than the Phase 2b clinical trial, risks of obtaining marketing approval for CD388, risks of obtaining a favorable label for CD388, if approved, risks of scaling manufacturing of CD388 and reducing cost of goods sold, risks relating to building a commercial infrastructure and launching CD388, including pricing and reimbursement risks, the need for additional dilutive financing to execute the standalone plan and other risks and uncertainties impacting the ability to meet Cidara senior management’s projections (as more fully described in the section below titled “—Certain Financial Projections”), including macroeconomic conditions (as more fully described below) and the potential impact of such risks and uncertainties on a standalone strategy and trading price of the Common Shares;

•

the current state of the U.S. and global economies, including increased volatility resulting from escalating political and global trade tensions, and the current and potential impact in both the near term and long term on the biopharmaceutical industry and the future commercialization efforts required if any of Cidara’s product candidates are approved for sale, including the numerous risks, costs and uncertainties associated with research, development and commercialization of Cidara’s pipeline programs and candidates that Cidara may develop;

•

the oral opinion of Evercore rendered to the Board on November 13, 2025, which was subsequently confirmed in a written opinion dated as of November 13, 2025, that, as of such date and based upon and subject to the assumptions, limitations, qualifications and conditions described in Evercore’s written opinion, the Common Share Offer Price to be received by the holders of Common Shares (other than holders of Excluded Shares) in the Offer and the Merger was fair, from a financial point of view, to such holders. For a detailed discussion of Evercore’s opinion, please see below in “—Opinion of Evercore Group L.L.C.,” beginning on page 37 and Annex I of this Schedule 14D-9; and

•

the oral opinion of Goldman Sachs, subsequently confirmed in Goldman Sachs’ written opinion dated November 13, 2025, to the effect that, as of the date of Goldman Sachs’ written opinion, and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the $221.50 in cash per Share to be paid to the holders (other than Merck and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders. For a detailed discussion of Goldman Sachs’ opinion, please see below in “—Opinion of Goldman Sachs & Co. LLC,” beginning on page 42 and Annex II of this Schedule 14D-9.

•	Likelihood and Speed of Consummation of the Offer and the Merger. The Board considered the likelihood that the Transactions will be consummated in a timely manner, including:

•	the financial strength of Merck and its ability to fund the Offer Price and Merger Consideration with cash and committed facilities on hand;

•	the absence of any financing condition in the Merger Agreement;

•	the business reputation and capabilities of Merck, including Merck’s track record of successfully completing merger and acquisition transactions;

•	the likelihood of obtaining required regulatory approvals;

•

the limited nature of the conditions to Merck’s obligations to consummate the Offer and the Merger, including that the definition of “Material Adverse Effect” in the Merger Agreement excludes certain regulatory, manufacturing, clinical and related matters relating to the products or product candidates of Cidara or its competitors, provides a high degree of likelihood that the Offer and the Merger will be consummated, as described in more detail in Section 13 (The Transaction Documents—The Merger Agreement) of the Offer to Purchase;

•

the fact that the completion of the Offer is conditioned on meeting the Minimum Condition (as defined in the section below titled “Item 8. Additional Information—Stockholder Approval Not Required”), which condition cannot be changed or waived without the prior written consent of Cidara; and

•

the transaction is structured as a cash tender offer for all outstanding Shares, with the expected result that a relatively short period will elapse before Cidara’s stockholders receive the Offer Price, followed by the Merger under Section 251(h) of the DGCL, which would not require additional stockholder approval, and in which stockholders who do not validly exercise appraisal rights will receive the same consideration received by those stockholders who tender their Shares in the Offer.

•

Opportunity to Receive Unsolicited Alternative Proposals, Terminate the Merger Agreement in Order to Accept a Superior Proposal, and Receive a Reverse Termination Fee in the Event the Merger Agreement Is Terminated Under Certain Circumstances, Among Other Factors. The Board considered the following:

•	Cidara’s right, subject to certain conditions, to respond to and negotiate unsolicited acquisition proposals that are made on or after November 13, 2025 and prior to the Effective Time;

•

the provision in the Merger Agreement allowing the Board to terminate the Merger Agreement in order to accept and enter into a definitive agreement with respect to an unsolicited superior offer, subject to payment of a termination fee of $300,563,308, which amount the Board believed to be reasonable under the circumstances and taking into account the range of such termination fees in similar transactions, and the unlikelihood that a fee of such size would be a meaningful deterrent to alternative acquisition proposals;

•

the ability of the Board under the Merger Agreement to withdraw or modify its recommendation that Cidara’s stockholders tender their Shares pursuant to the Offer in certain circumstances, including in connection with a superior offer or development constituting a change in circumstances;

•

the provision in the Merger Agreement requiring Merck to pay Cidara a reverse termination fee of $462,405,090 in cash in the event the Merger Agreement is terminated as a result of certain conditions related to antitrust laws not being satisfied;

•

the provision in the Merger Agreement requiring Merck to, under certain circumstances, extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if the conditions to the consummation of the Offer are not satisfied or waived as of such date; and

•	the availability of statutory appraisal rights to the stockholders of Cidara who do not tender their Shares in the Offer and otherwise comply with all required procedures under the DGCL.

•

Product Development and Commercialization Risks. The Board’s assessment of Cidara’s prospects for substantially increasing stockholder value as a standalone company in excess of the Offer Price, given the risks and uncertainties in Cidara’s business, including:

•

the fact that Cidara’s lead product development candidate, CD388, has not yet been approved for marketing by the U.S. Federal and Drug Administration or by any similar non-U.S. regulatory body, as well as the fact that Cidara has allocated its capital to pursuing the development of CD388 and suspended development of its pipeline oncology assets or other assets that could be developed using its Cloudbreak® platform, and the risks inherent in the research, development, regulatory review and potential future commercialization of drug candidates;

•

the significant risks and challenges associated with commercializing CD388, including the risks and costs of developing a commercial infrastructure in anticipation of obtaining marketing approval of CD388, product development and pre-commercial operations, the costs associated with successfully scaling commercial operations, the possible failure or delays of current or future preclinical studies or clinical trials and the risk that Cidara is unable to generate adequate product revenue or achieve profitability;

•

the outcome, timing and costs of bringing CD388 to market, including the need to raise additional capital to fund the commercialization plan and the risk that financing will not be available or will not be available on favorable terms when required;

•	the reliance on third parties or partners to conduct clinical trials and the risks and costs of hiring additional personnel as Cidara’s pre-commercial and clinical activities increase;

•

adverse side effects or other safety risks associated with CD388 or Cidara’s other drug candidates could delay or preclude approval, cause suspension or discontinuation of clinical trials or abandonment of further development, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any;

•

the risks inherent in obtaining regulatory approvals from regulatory authorities and adequate reimbursement from regulatory authorities and other third party payors to be able to sell CD388 and Cidara’s other product candidates;

•	the outcome, timing and costs of seeking regulatory and marketing approvals for Cidara’s product candidates and other product development programs;

•

the risk in Cidara’s ability to successfully enter into and monetize its other pipeline oncology assets through license, collaboration or co-promote agreements or partnerships with industry members that possess comparable resources, commitment to research and development and track record of successfully commercializing drug candidates, and the risks associated with any such agreements or partnerships;

•	the risk in Cidara’s ability to discover and advance the development of its other or any new pipeline assets and/or acquire new pipeline programs through business development; and

•

risks and potential delays relating to the manufacturing and supply of Cidara’s product candidates and future product candidates for clinical trials and in preparation for commercialization, and the risk of reliance on suppliers, including due to the failure to comply with manufacturing regulations.

The Board also considered a variety of risks and other potentially negative reasons in determining whether to approve the Merger Agreement and the Transactions, including the following:

•

the fact that the Offer Price, while providing relative certainty of value, would not allow Cidara’s stockholders to participate in the possible growth and potential future earnings of Cidara following the completion of the Transactions, including potential positive outcomes in Cidara’s product candidates, which could result if Cidara remained an independent, publicly traded company;

•

the fact that the pendency of the Merger may cause Cidara to experience disruptions to its business operations and future prospects, including its relationships with its employees, vendors and partners and others that do business or may do business in the future with Cidara and the effect of such disruptions on Cidara’s operating results in the event that the Transactions are not consummated in a timely manner;

•	the potential risk of diverting management attention and resources from the operation of Cidara’s business and towards completion of the Offer and the Merger;

•

the interests of Cidara’s executive officers and directors and the fact that Cidara’s executive officers and directors may be deemed to have interests in the Transactions, including the Offer and the Merger, that may be different from or in addition to those of Cidara’s stockholders, generally, as described in the section above titled “Item 3. Past Contacts, Transactions, Negotiations and Agreements— Arrangements between Cidara and its Executive Officers, Directors and Affiliates”;

•	the costs involved in connection with entering into and completing the Transactions and related actions;

•

the risk that the Offer and other Transactions are not consummated in a timely manner or at all, and the effect of a resulting public announcement of the termination of the Merger Agreement (other than in connection with a superior offer) on:

•

the trading price of Cidara’s common stock, which could be adversely affected by many factors, including (i) the reason the Merger Agreement was terminated and whether such termination results from factors adversely affecting Cidara, (ii) the possibility that the marketplace would consider Cidara to be an unattractive acquisition candidate and (iii) the possible sale of Shares by investors following the announcement of a termination of the Merger Agreement;

•	Cidara’s ability to attract and retain key personnel and other employees and the possible loss of key management or other personnel during the pendency of the Merger; and

•	Cidara’s operating results, particularly in light of the significant transaction and opportunity costs expended attempting to consummate the Transactions;

•

the effect of the non-solicitation provisions of the Merger Agreement that restrict Cidara’s ability to solicit or, subject to certain exceptions, engage in discussions or negotiations with third parties regarding a proposal to acquire Cidara, and the fact that, upon termination of the Merger Agreement under certain specified circumstances, Cidara will be required to pay a termination fee of $300,563,308, which could discourage certain alternative proposals for an acquisition of Cidara within 12 months of the date of termination of the Merger Agreement or adversely affect the valuation that might be proposed by a third party;

•	the fact that the gain realized by Cidara’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes;

•

the effect of the restrictions in the Merger Agreement on the conduct of Cidara’s business prior to the consummation of the Merger, which may delay or prevent Cidara from undertaking business opportunities that may arise prior to the consummation of the Merger or any other action Cidara would otherwise take with respect to the operations of Cidara absent the pending Merger;

•	the fact that the completion of the Merger will require certain antitrust clearance and consents, which clearances and consents could subject the Merger to unforeseen delays and risks; and

•	other risks of the type and nature as further described below in the section titled “Item 8. Additional Information—Cautionary Note Regarding Forward-Looking Statements.”

In light of these various factors and having weighed the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger with the potential benefits of the Transactions, the Board unanimously (excluding a recused director) (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interest of, Cidara and its stockholders, (ii) resolved that the Merger will be governed and effected in accordance with Section 251(h) of the DGCL, (iii) authorized and approved the execution, delivery and performance by Cidara of the Merger Agreement and the consummation of Transactions, including the Offer and the Merger, and (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The foregoing discussion of the Board’s reasons for its recommendation that Cidara’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer is not meant to be exhaustive, but addresses the material information and reasons considered by the Board in connection with its recommendation. In view of the wide variety of factors considered by the Board in connection with the evaluation of the Offer and the complexity of these matters, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. Rather, Cidara’s directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Board may have been influenced to a greater or lesser degree by different reasons. In arriving at their respective recommendations, the members of the Board considered the interests of Cidara’s executive officers and directors as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Cidara and its Executive Officers, Directors and Affiliates.”

(iii) Certain Financial Projections

Cidara does not, as a matter of course, regularly prepare long-range projections or publicly disclose forecasts or internal projections as to future performance or results of operations due to the inherent unpredictability of the underlying assumptions and projections.

However, in connection with the review of potential strategic alternatives, Cidara senior management, at the direction of the Board, prepared unaudited financial projections. Beginning in September 2025, Cidara senior management prepared the Management Projections for 2025 through 2045, reflecting Cidara as a standalone company on a risk-adjusted basis and inclusive of management’s NOL Forecasts, as described in the section above titled “—Background of the Offer and the Merger”. In the view of Cidara senior management, the Management Projections and the NOL Forecasts, at the time of their preparation, reflected the best currently available estimates and good faith judgments of senior management as to the future financial performance of Cidara on a risk-adjusted basis. The Board approved the Management Projections and the NOL Forecasts as presented to the Board on October 31, 2025, and directed Evercore and Goldman Sachs to use the Management Projections and the NOL Forecasts in connection with the rendering of their respective fairness opinions to the Board and performing their related financial analyses.

The Management Projections and the NOL Forecasts assume Cidara remains a standalone company generating revenue solely from the commercialization of CD388, without a partner and in the United States only, and assume that Cidara completes a $400 million equity financing in 2025 and a $550 million equity financing in 2028. No revenue is attributable to sales or partnerships outside of the U.S. for CD388 or for the development or commercialization of other pipeline assets, including assets that could be developed with Cidara’s Cloudbreak platform, as Cidara is still evaluating commercial feasibility of CD388 outside of the U.S. and has allocated all of its capital resources to the development of CD388 and suspended development of its oncology assets while seeking potential partnering opportunities for those assets. The Management Projections are based on Cidara’s commercialization model to focus on high risk patients to influenza. The Management Projections and the NOL Forecasts reflect estimates and assumptions made by Cidara senior management with respect to probability of success, product launch year, product label at launch and addressable patient population, product pricing and reimbursement, peak CD388 penetration, manufacturing costs, operating and cash flow expenses, capital requirements general business, economic, competitive, regulatory and other market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond Cidara’s control. In particular, the Management Projections and the NOL Forecasts, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain. Because the Management Projections and the NOL Forecasts cover multiple years, by their nature, they become subject to greater uncertainty with each successive year and are unlikely to anticipate each and every circumstance that could have an effect on Cidara’s business and its results of operations. The Management Projections and the NOL Forecasts were developed solely using the information available to Cidara senior management at the time they were created and reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results or that may result in the Management Projections and the NOL Forecasts not being achieved include the ability to generate revenue for CD388, the effectiveness of Cidara’s commercial execution, the effect of regulatory actions, including the impact on product launch year, the success of clinical testing and development, manufacturing and supply availability, patent life and other exclusivity, the success in scaling manufacturing and reducing costs, product pricing and reimbursement, the effect of global economic conditions, and increases in regulatory oversight and other risk factors described in Cidara’s annual report on Form 10-K for the fiscal year ended December 31, 2024, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. The Management Projections and the NOL Forecasts also reflect assumptions as to certain business decisions that are subject to change. Modeling and forecasting the future in the biopharmaceutical industry, in particular, is a highly speculative endeavor.

None of Cidara, Merck or any of their respective affiliates, advisors or other representatives makes any representation to any stockholder regarding the validity, reasonableness, accuracy or completeness of the Management Projections or the NOL Forecasts or the ultimate performance of Cidara relative to the Management Projections or the NOL Forecasts. The Management Projections and the NOL Forecasts were not prepared with a view toward public disclosure or toward complying with U.S. GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Cidara’s independent registered public accounting firm, nor any other independent accountants, has audited, reviewed, compiled or performed any procedures with respect to the Management Projections and the NOL Forecasts or expressed any opinion or any form of assurance related thereto. The inclusion of the Management Projections and the NOL Forecasts in this Schedule 14D-9 does not constitute an admission or representation of Cidara that the Management Projections or the NOL Forecasts or the information contained therein is material. Except as required by applicable law, neither Cidara nor any of its affiliates intends to, and each of them disclaims any obligation to, update, correct or otherwise revise the Management Projections or the NOL Forecasts if any or all of them have changed or change or otherwise have become, are or become inappropriate (even in the short term). These considerations should be taken into account if evaluating the Management Projections and the NOL Forecasts, which were prepared as of an earlier date.

The Management Projections and the NOL Forecasts should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Cidara in its public filings with the SEC. The Management Projections and the NOL Forecasts were developed by Cidara senior management on a standalone basis without giving effect to the Merger, the Offer or the other transactions contemplated by the Merger Agreement, and therefore the Management Projections and the NOL Forecasts do not give effect to the proposed Merger or any changes to Cidara’s operations or strategy that may be implemented after the consummation of the Merger, including any costs incurred in connection with the proposed Merger and the Offer. Furthermore, the Management Projections and the NOL Forecasts do not take into account the effect of any failure of the proposed Merger to be completed and should not be viewed as accurate or continuing in that context.

The Management Projections and the NOL Forecasts further reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The inclusion of the Management Projections and the NOL Forecasts should not be regarded as an indication that Cidara or anyone who received the Management Projections or the NOL Forecasts then considered, or now considers, the Management Projections or the NOL Forecasts to be necessarily predictive of actual future events, and this information should not be relied upon as such. Cidara senior management views the Management Projections and the NOL Forecasts as being subject to inherent risks and uncertainties associated with such long-range projections.

The EBIT, NOPAT and unlevered free cash flow (UFCF) measures contained in the Management Projections set forth below are “non-GAAP financial measures,” which are financial performance measures that are not calculated in accordance with GAAP. Non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP. The SEC rules, which otherwise would require a reconciliation of a non-GAAP financial measure to a GAAP financial measure, do not apply to non-GAAP financial measures provided to a board of directors or financial advisors in connection with a proposed business combination transaction such as the proposed Merger if the disclosure is included in a document such as this Schedule 14D-9. In addition, reconciliations of non-GAAP financial measures to a GAAP financial measure were not provided to or relied upon by the Board or Evercore or Goldman Sachs in connection with the Offer or the Merger. Accordingly, the Company has not provided a reconciliation of the financial measures included in the Management Projections to the relevant GAAP financial measures. The Management Projections and the NOL Forecasts may differ from published analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Merger and the Offer.

In light of the foregoing factors and uncertainties inherent in the Management Projections and the NOL Forecasts, holders of Shares are cautioned not to place undue, if any, reliance on the summary of the Management Projections and the NOL Forecasts set forth below. The information and tables set forth below are included solely to give Cidara stockholders access to a summary of the Management Projections and the NOL Forecasts that were made available to the Board, Evercore and Goldman Sachs and is not included in this Schedule 14D-9 in order to influence any stockholder’s decision to tender shares pursuant to the Offer or for any other purpose:

Management Projections(1)

(dollars in millions)

	Q4 2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E
Total Revenue	—	—	—	$78	$215	$693	$1,568	$2,191	$2,784	$3,523	$3,748

Gross Profit(2)	—	—	—	$60	$172	$588	$1,332	$1,935	$2,461	$3,095	$3,260

EBIT(3)	$(135)	$(257)	$(129)	$(169)	$(235)	$156	$757	$1,274	$1,809	$2,435	$2,592

NOPAT(4)	$(135)	$(257)	$(129)	$(169)	$(235)	$123	$598	$1,006	$1,429	$1,923	$2,048

UFCF(5)	$(193)	$(258)	$(140)	$(213)	$(279)	$(33)	$463	$832	$1,321	$1,761	$1,966

	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E	2045E
Total Revenue	$3,793	$3,839	$3,884	$3,929	$3,974	$4,019	$4,063	$2,043	$1,027	$517

Gross Profit(2)	$3,295	$3,330	$3,364	$3,471	$3,505	$3,538	$3,570	$1,792	$899	$451

EBIT(3)	$2,619	$2,645	$2,671	$2,768	$2,793	$2,817	$2,840	$1,427	$717	$360

NOPAT(4)	$2,069	$2,089	$2,110	$2,187	$2,206	$2,225	$2,243	$1,127	$566	$284

UFCF(5)	$2,127	$2,147	$2,168	$2,172	$2,191	$2,210	$2,418	$1,427	$718	$361

(1)	Reflects 80% probability of success.
(2)

Includes deduct for amortization of any applicable milestone payments with respect to CD388 owed to J&J Innovative Medicine pursuant to that certain License and Technology Transfer Agreement (“J&J Milestone Payments”).

(3)	EBIT is earnings before interest expenses and taxes.
(4)	NOPAT is net operating profit after taxes.
(5)

Unlevered free cash flow (UFCF) is calculated as NOPAT plus (i) depreciation and amortization, less (ii) capital expenditures, plus (iii) positive or negative changes in net working capital, plus (iv) J&J Milestone Payment amortization, less (v) J&J Milestone Payments as incurred, and, with respect to Q4 2025E, less (vi) reversal of tax liability.

NOL Forecasts

The NOL Forecasts were prepared by Cidara senior management and were made available to the Board, Evercore and Goldman Sachs, and approved by the Board for Evercore’s and Goldman Sachs’ use. The following table assumes a tax rate of 21%.

(dollars in millions)

	Q4 2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E
Beginning Balance	$325	$475	$732	$883	$1,094	$1,388	$1,228	$471	$118	$115
NOL Tax Savings (Adjusted)	—	—	—	—	—	$27	$127	$59	$1	$1

	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E	2045E
Beginning Balance	$111	$108	$104	$101	$97	$94	$90	$87	$83	$80	$76
NOL Tax Savings (Adjusted)	$1	$1	$1	$1	$1	$1	$1	$1	$1	$1	$1

(iv) Opinion of Evercore Group L.L.C.

The Company retained Evercore to act as its financial advisor in connection with the Board’s evaluation of strategic alternatives, including the Transactions. As part of this engagement, the Company requested that Evercore evaluate the fairness, from a financial point of view, of the Common Share Offer Price to be received by the holders of Common Shares (other than holders of Excluded Shares) in the Offer and the Merger. At a meeting of the Board held on November 13, 2025, Evercore rendered to the Board its oral opinion, which Evercore subsequently confirmed in a written opinion dated as of November 13, 2025, to the effect that, as of such date and based upon and subject to the assumptions, limitations, qualifications and conditions described in Evercore’s written opinion, the Common Share Offer Price to be received by the holders of Common Shares (other than holders of Excluded Shares) in the Offer and the Merger was fair, from a financial point of view, to such holders.

The full text of the written opinion of Evercore, dated as of November 13, 2025, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is filed as Annex I to this Schedule 14D-9 and is incorporated herein by reference. The Company encourages you to read this opinion carefully and in its entirety. Evercore’s opinion was addressed to, and provided for the information and benefit of, the Board (in its capacity as such) in connection with its evaluation of the proposed Transactions. The opinion does not constitute a recommendation to the Board or to any other person in respect of the Transactions, including as to whether any person should tender the Common Shares in the Offer or take any other action in respect of the Transactions. Evercore’s opinion does not address the relative merits of the Transactions as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Transactions.

In connection with rendering its opinion Evercore, among other things:

•	reviewed certain publicly available business and financial information relating to the Company that Evercore deemed to be relevant, including publicly available research analysts’ estimates;

•

reviewed the Management Projections, which were prepared and furnished to Evercore by Cidara’s management and approved for Evercore’s use by Cidara (as further described in “—Certain Financial Projections”);

•	discussed with management of the Company their assessment of the past and current operations of the Company, the current financial condition and prospects of the Company, and the Management

Projections (including their views on the risks and uncertainties of achieving the Management Projections);

•	reviewed the reported prices and the historical trading activity of the Common Shares;

•	reviewed the financial terms and conditions of a draft, dated November 13, 2025, of the Merger Agreement; and

•	performed such other analyses and examinations and considered such other factors that Evercore deemed appropriate.

For purposes of Evercore’s analysis and opinion, Evercore assumed and relied upon the accuracy and completeness of the financial and other information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by Evercore, without independently verifying such information (and Evercore did not assume responsibility or liability for any independent verification of such information), and further relied upon the assurances of the management of the Company that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Management Projections, Evercore assumed, with the consent of the Board, that they had been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to the future financial performance of the Company, and the other matters covered thereby. Evercore expressed no view as to the Management Projections or the assumptions on which they were based.

For purposes of Evercore’s analysis and opinion, Evercore assumed, in all respects material to its analysis, that the final executed Merger Agreement would not differ from the draft Merger Agreement reviewed by Evercore, that the representations and warranties of each party contained in the Merger Agreement were true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Offer and the Merger would be satisfied without waiver or modification thereof. Evercore further assumed, in all respects material to its analysis, that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Offer and the Merger would be obtained without any delay, limitation, restriction or condition that would have an adverse effect on the Company or the consummation of the Offer and the Merger or reduce the contemplated benefits to the holders of Common Shares of the Offer and the Merger. In addition, Evercore relied, without independent verification, on the assessments of the management of the Company as to (i) the validity of, and risks associated with, the Company’s intellectual property, technology, products and services, and (ii) the marketability, commercial viability and market adoption of the Company’s future products and services.

Evercore did not conduct a physical inspection of the properties or facilities of the Company and did not make or assume any responsibility for making any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or other off-balance sheet assets and liabilities) of the Company, nor was Evercore furnished with any such valuations or appraisals, nor did Evercore evaluate the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. Evercore’s opinion was necessarily based upon information made available to Evercore as of the date thereof and financial, economic, market and other conditions as they existed and as could be evaluated on the date thereof. It was understood that subsequent developments may affect Evercore’s opinion and that Evercore did not and does not have any obligation to update, revise or reaffirm its opinion.

Evercore was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness to the holders of Common Shares (other than holders of Excluded Shares), from a financial point of view, of the Common Share Offer Price. Evercore did not express any view on, and Evercore’s opinion did not address, the fairness of the proposed Offer and Merger to, or any consideration received in connection therewith by, the holders of any other class of securities (including holders of Series A Shares or holders of Company Warrants, creditors or other constituencies of the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Common Share Offer Price or otherwise. Evercore was not asked to, nor did

Evercore express any view on, and Evercore’s opinion did not address, any other term or aspect of the Merger Agreement or the Offer and the Merger, including, without limitation, the structure or form of the Offer and the Merger or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Merger Agreement. Evercore’s opinion did not address the relative merits of the Offer and the Merger as compared to other business or financial strategies that might be available to the Company, nor did it address the underlying business decision of the Company to engage in the Offer and the Merger. Evercore’s opinion did not constitute a recommendation to the Board or to any other persons in respect of the Offer and the Merger, including as to whether any person should tender the Common Shares in the Offer or take any other action in respect of the Offer and the Merger. Evercore expressed no opinion as to the prices at which the Common Shares would trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on the Company or the Offer and the Merger or as to the impact of the Offer and the Merger on the solvency or viability of the Company or the ability of the Company to pay its obligations when they come due. Evercore is not a legal, regulatory, accounting or tax expert and has assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.

Set forth below is a summary of the material financial analyses reviewed by Evercore with the Board on November 13, 2025, in connection with rendering its opinion. The following summary, however, does not purport to be a complete description of the analyses performed by Evercore. The order of the described analyses and the results of these analyses do not represent relative importance or weight given to these analyses by Evercore. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on or before November 13, 2025 (the last full trading date prior to the rendering of Evercore’s opinion) and is not necessarily indicative of current or future market conditions.

For purposes of its analyses and reviews, Evercore considered general business, economic, market and financial conditions, industry sector performance, and other matters, as they existed and could be evaluated as of the date of its opinion, many of which are beyond the control of the Company.

The estimates contained in Evercore’s analyses and reviews, and the ranges of valuations resulting from any particular analysis or review, are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Evercore’s analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Evercore’s analyses and reviews are inherently subject to substantial uncertainty.

The following summary of Evercore’s financial analyses includes information presented in tabular format. In order to fully understand the analyses, the tables should be read together with the full text of each summary. The tables are not intended to stand alone and alone do not constitute a complete description of Evercore’s financial analyses. Considering the tables below without considering the full narrative description of Evercore’s financial analyses, including the methodologies and assumptions underlying such analyses, could create a misleading or incomplete view of such analyses.

Summary of Evercore’s Financial Analyses

Discounted Cash Flow Analysis

Evercore performed a discounted cash flow analysis of the Company to calculate the estimated present value of the standalone unlevered, after-tax free cash flows (defined as operating income, less taxes, plus depreciation and amortization, plus milestone amortization, less milestone payments, less capital expenditures and changes in net working capital) that the Company was forecasted to generate during the fiscal years 2025 through 2045 based on the Management Projections, which included Company management’s probability of success risk-adjusted estimates of net revenue and allocation of related operating and other expenses. Evercore calculated terminal values for the Company by applying a perpetuity growth rate of negative 50%, which value was selected based on Evercore’s professional judgment and experience, to a terminal year estimate of the unlevered, after-tax free cash flows that the Company was forecasted to generate based on the Management Projections. The cash flows were then discounted to present value as of September 30, 2025, using discount rates ranging from 13.0% to 16.0%, which were based on an estimate of the Company’s weighted average cost of capital, and the mid-year cash flow discounting convention. Based on (a) this range of implied enterprise values, (b) the Company’s estimated net cash (calculated as cash, cash equivalents, short-term investments and restricted cash estimated as of September 30, 2025) of approximately $877 million (including $400 million in assumed net capital financing in the fourth quarter of 2025), (c) the present value of tax savings of approximately $98 million derived from the NOL Forecasts, (d) the present value of the cost of projected future financings of approximately $80 million, and (e) the number of fully diluted Common Shares based on approximately 31.45 million Common Shares outstanding and taking into account the dilutive effect from approximately 2.60 million Options with a weighted average exercise price of $19.54, 866 Common Stock Warrants with an exercise price of $230.95, approximately 350,000 RSUs, approximately 1.29 million Pre-Funded Warrants with an exercise price of $0.0001, and approximately 6.30 million Common Shares on an as converted to common basis from 89,956 outstanding Series A Shares, each outstanding as of November 12, 2025 (and taking into account, as directed by the Company’s management, the expected dilutive effect of an assumed $400 million capital financing in 2025 at $100.00 per Common Share), in each case, as provided by the Company’s management, using the treasury stock method, this analysis indicated a range of implied equity values per Common Share of $91.55 to $121.80, in each case, rounded to the nearest $0.05, compared to the Common Share Offer Price of $221.50 per Common Share.

Other Factors

Evercore also noted certain other factors, which were not considered material to its financial analysis with respect to its opinion, but were referenced for informational purposes only, including, among other things, the following:

Last 52-Week Trading Range

Evercore reviewed historical trading prices of the Common Shares during the 52-week period ended November 13, 2025, noting that the low and high closing prices during such period ranged from $14.35 (on November 15, 2024) to $116.15 (on October 13, 2025) per Common Share, respectively, in each case rounded to the nearest $0.05, compared to the Common Share Offer Price of $221.50 per Common Share.

Equity Research Analyst Price Targets

Evercore reviewed selected public market trading price targets for the Common Shares prepared and published by equity research analysts that were publicly available as of November 13, 2025, the last full trading day prior to the rendering of Evercore’s opinion. These price targets reflect analysts’ estimates of the future public market trading price of the Common Shares at the time the price target was published. Public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for the Common Shares and these target prices and the analysts’ earnings estimates on which they were based are subject to risk and uncertainties, including factors affecting the financial performance of the Company and future general industry and market conditions. As of November 13, 2025, the range of selected equity research analyst price targets per Common Share was $135.00 to $200.00, compared to the Common Share Offer Price of $221.50 per Common Share.

Premiums Paid Analysis

Using publicly available information, Evercore reviewed 13 transactions and announced bids for control of publicly traded target companies in the biopharmaceutical industry with an aggregate upfront transaction value between $3.0 billion and $10.0 billion announced since January 1, 2022, excluding any contingent value rights, that Evercore deemed relevant, based on its experience and judgment. Using publicly available information, Evercore calculated the premiums paid as the percentage by which the aggregate upfront value per share consideration paid or proposed to be paid in each such transaction exceeded the unaffected closing market prices per share of the target companies.

This analysis indicated the following:

Final Bid Premium to Unaffected Price
Minimum	17%
Mean	53%
Median	63%
Maximum	102%

Based on the results of this analysis and its professional judgment and experience, Evercore applied a premium range of 20% to 100% to the unaffected closing price per Common Share of $105.99 as of November 13, 2025, the last full trading date prior to the rendering of Evercore’s opinion. This analysis indicated a range of implied equity values per Common Share of $127.20 to $212.00, in each case rounded to the nearest $0.05, compared to the Common Share Offer Price of $221.50 per Common Share.

Miscellaneous

The foregoing summary of Evercore’s financial analyses does not purport to be a complete description of the analyses or data presented by Evercore to the Board. In connection with the review of the Offer and the Merger by the Board, Evercore performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Evercore’s opinion. In arriving at its fairness determination, Evercore considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, Evercore made its determination as to fairness on the basis of its professional judgment and experience after considering the results of all the analyses. In addition, Evercore may have given various analyses and factors more or less weight than other analyses and factors, and it may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations, resulting from any particular analysis or combination of analyses described above, should not be taken to be the view of Evercore with respect to the actual value of the Common Shares. Rounding may result in total sums set forth in this section not equaling the total of the figures shown. Evercore prepared these analyses for the purpose of providing an opinion to the Board as to the fairness, from a financial point of view, of the Common Share Offer Price to be received by the holders of Common Shares (other than holders of Excluded Shares) in the Offer and the Merger. These analyses do not purport to be appraisals or to necessarily reflect the prices at which the business or securities actually may be sold. Any estimates contained in these analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates. Accordingly, estimates used in, and the results derived from, Evercore’s analyses are inherently subject to substantial uncertainty, and Evercore assumes no responsibility if future results are materially different from those forecasted in such estimates. Evercore’s financial advisory services and its opinion were provided for the information and benefit of the Board (in its capacity as such) in connection with its evaluation of the Offer and the Merger. The issuance of Evercore’s opinion was approved by an Opinion Committee of Evercore.

Evercore did not recommend any specific amount of consideration to the Board or the Company’s management or that any specific amount of consideration constituted the only appropriate consideration in the Offer and the Merger for the holders of Common Shares (other than holders of Excluded Shares).

Pursuant to the terms of Evercore’s engagement letter with the Company, the Company has agreed to pay Evercore a fee for its services in an amount currently estimated to be approximately $94,000,000, of which $1,500,000 became payable upon delivery of Evercore’s opinion, and the balance of which will be payable contingent upon the consummation of the Offer and the Merger. The Company has also agreed to reimburse Evercore for certain of its expenses and to indemnify Evercore against certain liabilities arising out of its engagement.

During the two-year period prior to the date of its opinion, Evercore and its affiliates have not been engaged to provide financial advisory or other services to the Company and have not received any compensation from the Company during such period. In addition, during the two-year period prior to the date of its opinion, Evercore and its affiliates have provided financial advisory services to Merck & Co., Inc., an affiliate of Merck, and received fees for the rendering of these services of an amount between $5,000,000 and $10,000,000, and none of such fees were related to transactions with or involving the Company. Evercore may provide financial advisory or other services to the Company, Merck or any of their respective affiliates in the future, and in connection with any such services Evercore may receive compensation. Evercore and its affiliates engage in a wide range of activities for its and their own accounts and the accounts of customers, including corporate finance, mergers and acquisitions, equity sales, trading and research, private equity, placement agent, asset management and related activities. In connection with these businesses or otherwise, Evercore and its affiliates and/or its or their respective employees, as well as investment funds in which any of them may have a financial interest, may at any time, directly or indirectly, hold long or short positions and may trade or otherwise effect transactions for their own accounts or the accounts of customers, in debt or equity securities, senior loans and/or derivative products or other financial instruments of or relating to the Company, Merck, potential parties to the Offer and the Merger and/or any of their respective affiliates or persons that are competitors, customers or suppliers of the Company or Merck.

The Company engaged Evercore to act as a financial advisor based on Evercore’s qualifications, experience and reputation and Evercore’s familiarity with the Company. Evercore is an internationally recognized investment banking firm and regularly provides fairness opinions to its clients in connection with mergers and acquisitions, leveraged buyouts and valuations for corporate and other purposes.

(v) Opinion of Goldman Sachs & Co. LLC

At a meeting of the Board, Goldman Sachs rendered to the Board its oral opinion, subsequently confirmed in Goldman Sachs’ written opinion dated November 13, 2025, to the effect that, as of the date of Goldman Sachs’ written opinion, and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the $221.50 in cash per Share to be paid to the holders (other than Merck and its affiliates) of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated November 13, 2025, which sets forth the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with the opinion, is attached to this Schedule 14D-9 as Annex II. The summary of Goldman Sachs’ opinion contained in this Schedule 14D-9 is qualified in its entirety by reference to the full text of Goldman Sachs’ written opinion. Goldman Sachs’ advisory services and opinion were provided for the information and assistance of the Board in connection with its consideration of the Offer and Merger and other transactions contemplated by the Merger Agreement, which are collectively referred to as the “Transactions” throughout this section. Goldman Sachs’ opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of Cidara for the five years ended December 31, 2024;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Cidara;

•	certain other communications from Cidara to its stockholders;

•	certain publicly available research analyst reports for Cidara; and

•

certain internal financial analyses and forecasts for Cidara prepared by its management, as approved for Goldman Sachs’ use by Cidara (the “Management Projections” as further described in “—Certain Financial Projections”), and certain net operating loss carryforwards of Cidara, as prepared by the management of Cidara and approved for Goldman Sachs’ use by Cidara (the “NOL Forecasts” as further described in “—Certain Financial Projections”).

Goldman Sachs also held discussions with members of the senior management of Cidara regarding their assessment of the past and current business operations, financial condition and future prospects of Cidara; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for Cidara with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the biotechnology industry; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering its opinion, Goldman Sachs, with the consent of the Board, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with the consent of the Board that the Management Projections and the NOL Forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Cidara. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Cidara or any of its subsidiaries and it was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on the expected benefits of the Transactions in any way meaningful to its analysis. Goldman Sachs also assumed that the Transactions will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of Cidara to engage in the Transactions or the relative merits of the Transactions as compared to any strategic alternatives that may be available to Cidara; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to the holders (other than Merck and its affiliates) of Shares, as of the date of the opinion, of the $221.50 in cash per Share to be paid to the holders (other than Merck and its affiliates) of Shares pursuant to the Merger Agreement. Goldman Sachs’ opinion does not express any view on, and its opinion does not address, any other term or aspect of the Merger Agreement or the Transactions or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Transactions, including the fairness of the Transactions to, or any consideration received in connection therewith by, the holders of any other class of securities (including the Series A Shares), creditors, or other constituencies of Cidara; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Cidara, or class of such persons in connection with the Transactions, whether relative to the Common Share Offer Price or otherwise Goldman Sachs’ opinion is necessarily based on economic, monetary market and other condition as in effect on, and the information made available to Goldman Sachs as of, the date of its opinion and Goldman Sachs assumes no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. In addition, Goldman Sachs does not express any opinion as to the prices at which the Shares will trade at any time or, as to the potential effects of volatility in the credit, financial and stock markets on Cidara, Merck, or the Transactions, or as to the impact of the Transactions on the solvency or viability of Cidara or Merck or the ability of Cidara or Merck to pay their respective obligations when they come due. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

Summary of Financial Analyses.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before November 13, 2025, the last trading day before the public announcement of the Transactions, and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis. Goldman Sachs reviewed the historical trading prices and volumes for the Common Shares for the period from January 1, 2025 through November 13, 2025. In addition, Goldman Sachs analyzed the $221.50 in cash per Share to be paid to the holders (other than Merck and its affiliates) of Shares pursuant to the Merger Agreement in relation to the (a) closing price per Share on November 13, 2025, (b) the volume weighted average price (the “VWAP”) per Share for the preceding 30-trading day, 60-trading day and 90-trading day periods ended November 13, 2025 (“30-Day VWAP”, “60-Day VWAP” and “90-Day VWAP”, respectively), (c) the median analyst price target for the Common Shares on November 13, 2025, and (d) the highest closing price per Common Share for the 52-week period ending November 13, 2025.

This analysis indicated that the $221.50 in cash per Share to be paid to the holders (other than Merck and its affiliates) of Shares pursuant to the Merger Agreement represented:

•	a premium of 109% based on the closing price of $105.99 per Share on November 13, 2025;

•	a premium of 113% based on the 30-day VWAP of $103.88 per share;

•	a premium of 143% based on the 60-day VWAP of $91.10 per share;

•	a premium of 163% based on the 90-day VWAP of $84.23 per share;

•	a premium of 30% based on the median analyst price target of $170 per Share on November 13, 2025; and

•	a premium of 91% based on the 52-week high market price of $116.15 per share.

Illustrative Discounted Cash Flow Analysis. Using the Management Projections and the NOL Forecasts, Goldman Sachs performed an illustrative discounted cash flow analysis on Cidara to derive a range of illustrative present values per Common Share.

Using the mid-year convention for discounting cash flows and discount rates ranging from 13.0% to 15.0%, reflecting estimates of Cidara’s weighted average cost of capital, Goldman Sachs discounted to present value as of September 30, 2025 (i) estimates of unlevered free cash flow for Cidara for the fiscal years Q4 2025 through 2045 as reflected in the Management Projections; (ii) a range of illustrative terminal values for Cidara, which were calculated by applying perpetuity growth rates ranging from negative 60.0% to negative 40.0%, to a terminal year estimate of the unlevered free cash flow to be generated by Cidara, as reflected in the Management Projections; and (iii) the estimated benefits of Cidara’s NOLs, as reflected in the NOL Forecasts. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Management Projections and market expectations regarding long-term real growth of gross domestic product and inflation. Goldman Sachs derived such discount rates by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including Cidara’s target capital structure weightings, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for Cidara, as well as certain financial metrics for the United States financial markets generally.

Goldman Sachs derived ranges of illustrative enterprise values for Cidara by adding the ranges of present values it derived above. Goldman Sachs then added the amount of Cidara’s cash (calculated as cash, cash equivalents, short-term investments and restricted cash estimated as of September 30, 2025) of approximately $477 million, as provided by and approved for Goldman Sachs’ use by the management of Cidara, to derive a range of illustrative equity values for Cidara. Goldman Sachs then divided the range of illustrative equity values it derived by a range of approximately 41.49 million to approximately 41.57 million fully diluted shares of Cidara, as provided by and approved for Goldman Sachs’ use by the management of Cidara, using the treasury stock method, and taking into account the expected dilutive effect of an assumed $400 million equity financing in 2025 and $550 million equity financing in 2028, as provided by and approved for Goldman Sachs’ use by the management of Cidara, to derive a range of illustrative present values per Share ranging from $100.85 to $120.67.

Precedent Transaction Analysis. Goldman Sachs reviewed and analyzed, using publicly available information, the acquisition premia for transactions announced from January 1, 2019 through November 13, 2025 involving a public company in the biotechnology industry based in the United States as the target where the disclosed enterprise values for the transaction were between $5 billion and $10 billion. For the entire period, using publicly available information, Goldman Sachs calculated the median, 25th percentile and 75th percentile premiums of the price paid in the transactions relative to (i) the target company’s last undisturbed closing stock price prior to announcement of the transaction and (ii) the target company’s highest closing stock price during the 52-week period prior to announcement. This analysis indicated a median premium to undisturbed stock price of 64% and median premium to 52-week high stock price of 39% across the period. This analysis also indicated (i) a 25th percentile premium to undisturbed stock price of 45% and a 75th percentile premium to undisturbed stock price of 73%, and (ii) a 25th percentile premium to 52-week high stock price of 24% and a 75th percentile premium to 52-week high stock price of 53% across the period. Using this analysis, Goldman Sachs applied (i) a reference range of illustrative premiums of 45% to 73% to the undisturbed closing price per Share of $105.99 as of November 13, 2025 and calculated a range of implied equity values per Share of $153.69 to $183.36, and (ii) a reference range of illustrative premiums of 24% to 53% to the highest closing trading price of Share over the 52-week period ended November 13, 2025 of $116.15 and calculated a range of implied equity values per Share of $144.03 to $177.71.

The following table presents the results of this analysis:

Announcement Date	Selected Transactions		Premium to Undistributed %	Premium to 52-Week High
	Target	Acquisitions
September 29, 2025	Merus N.V.	Genmab A/S	41%	39%
July 9, 2025	Verona Pharma Plc	Merck & Co., Inc.	23%	10%
June 2, 2025	Blueprint Medicines Corp	Sanofi	27%	7%
December 6, 2023	Cerevel Therapeutics Holdings, Inc.	AbbVie Inc.	73%	27%
November 30, 2023	ImmunoGen, Inc.	AbbVie Inc.	95%	56%
July 28, 2023	Reata Pharmaceuticals Inc.	Biogen Inc.	63%	53%
May 1, 2023	IVERIC bio, Inc.	Astellas Pharma Inc.	64%	63%
August 8, 2022	Global Blood Therapeutics, Inc.	Pfizer Inc.	102%	70%
December 13, 2021	Arena Pharmaceuticals Inc.	Pfizer Inc.	100%	18%
February 3, 2021	GW Pharmaceuticals plc	Jazz Pharmaceuticals plc	50%	39%
August 19, 2020	Momenta Pharmaceuticals, Inc.	Johnson & Johnson	70%	34%
November 24, 2019	The Medicine Company	Novartis Pharmaceuticals Corp.	45%	45%
January 7, 2019	Loxo Oncology, Inc.	Eli Lilly and Company	68%	24%

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Cidara or the Transactions.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs providing its opinion to the Board as to the fairness from a financial point of view to the holders (other than Merck and its affiliates) of Shares, as of the date of the opinion, of the $221.50 in cash per Share to be paid to the holders (other than Merck and its affiliates) of Shares pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Cidara, Merck, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The Merger Consideration was determined through arm’s length negotiations between Cidara and Merck and was approved by Board. Goldman Sachs provided advice to Cidara during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to Cidara or the Board or that any specific amount of consideration constituted the only appropriate consideration for the Transactions.

As described below, Goldman Sachs’ opinion to the Board was one of many reasons taken into consideration by the Board in making its determination to approve the Agreement and the Transactions and recommend that that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached to this Schedule 14D-9 as Annex II.

Goldman Sachs and its affiliates (collectively, “Goldman Sachs Affiliated Entities”) are engaged in advisory, underwriting, lending and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Cidara, Merck, any of their respective affiliates and third parties, including RA Capital, and Merck & Co., Inc., an affiliate of Merck, any of their respective affiliates and third parties and, as applicable, portfolio companies (collectively, “Relevant Entities”) or any currency or commodity that may be involved in the Transactions. Goldman Sachs Investment Banking has an existing relationship with Merck. Goldman Sachs has acted as financial advisor to Cidara in connection with, and has participated in certain of the negotiations leading to, the Transactions.

During the two-year period ended November 13, 2025, Goldman Sachs Investment Banking has not been engaged by Cidara or its affiliates to provide financial advisory or underwriting services for which Goldman Sachs has recognized compensation. Goldman Sachs and/or its affiliates also provided certain financial advisory and/or underwriting services to Merck and its affiliates from time to time for which Goldman Sachs Investment Banking has received, and may receive, compensation, including having acted as a dealer in connection with a commercial paper issuance by Merck starting in December 2010; as financial advisor in connection with Merck’s acquisition of the aquaculture business of Elanco Animal Health Incorporated in July 2024; and as a bookrunner with respect to an issuance by Merck of investment grade bond in September 2025. During the two-year period ended November 13, 2025, Goldman Sachs has recognized aggregate compensation for financial advisory and underwriting services provided by Goldman Sachs Investment Banking to Merck and/or its affiliates of approximately $13 million. As of November 13, 2025, Goldman Sachs Investment Banking was mandated by Merck and/or its Related Entities (as defined below) to provide financial advisory and/or underwriting services unrelated to the Transactions with respect to one or more matters and, if all such matters were to be consummated, Goldman Sachs Investment Banking currently expects that it would recognize compensation in an aggregate amount less than the transaction fee expected in connection with the Transactions. As of November 13, 2025, Goldman Sachs Investment Banking was not soliciting Merck and/or its Related Entities to work on financial advisory and/or underwriting matters for any such persons on which it has not been mandated.

During the two-year period ended November 13, 2025, Goldman Sachs Investment Banking has not been engaged by RA Capital or its affiliates to provide financial advisory or underwriting services for which Goldman Sachs has recognized compensation. As of November 13, 2025, Goldman Sachs Investment Banking was not mandated by RA Capital and/or its Related Entities (excluding Cidara and its subsidiaries) to provide to any such person financial advisory and/or underwriting services. As of November 13, 2025, Goldman Sachs Investment Banking was not soliciting RA Capital and/or its Related Entities (excluding Cidara and its subsidiaries) to work on financial advisory and/or underwriting matters for any such persons on which it has not been mandated. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to the Relevant Entities and their respective affiliates and/or as applicable, portfolio companies, for which Goldman Sachs Investment Banking may receive compensation.

As of November 13, 2025, Goldman Sachs Affiliated Entities had (i) no direct GS Principal Investment (as defined below) in Cidara and/or its affiliates (excluding RA Capital and its other affiliates), (ii) no direct GS Principal Investment in Merck and/or its Related Entities and (iii) no direct GS Principal Investments in RA Capital and/or its Related Entities (but excluding Cidara or its subsidiaries), including RA Capital Healthcare Fund LP, a fund managed by RA Capital. As of November 13, 2025, funds managed by affiliates of Goldman Sachs Investment Banking were not co-invested with RA Capital and/or its affiliates and were not invested in equity interests of funds managed by affiliates of RA Capital. Funds managed by affiliates of Goldman Sachs Investment Banking may co-invest with, and invest in equity interests of, RA Capital and/or its respective affiliates or funds managed thereby in the future.

On the public side of Goldman Sachs’ informational wall (the “Public Side”) and in the ordinary course of its various business activities, Goldman Sachs Affiliated Entities may also own equity securities in the Relevant Entities and/or their respective affiliates arising from engaging in market making, trade execution, clearing, custody, margin lending and other similar financing transactions, securities lending, and related activities (including by acting as agent for third parties executing their transactions or as principal supplying liquidity to market participants, and any related hedging, other risk management or inventory management) (collectively, “Market Making Activities”), which positions change frequently. Regulatory, informational and operational barriers separate the Public Side from Goldman Sachs Investment Banking.

For purposes of this section of the Schedule 14D-9, (x) Goldman Sachs relied on its books and records to (i) unless otherwise indicated, calculate all amounts and (ii) determine whether an entity is an affiliate, portfolio company, subsidiary or majority-owned subsidiary of another entity, and (y) the following terms have the definitions set forth below:

GS Principal Investments (including any associated commitments) are (i) direct balance sheet investments in equity interests or equity securities held by Goldman Sachs Affiliated Entities for its own account or (ii) direct investments in equity interests held by a fund managed by a Goldman Sachs Affiliated Entity which fund is primarily for the benefit of Goldman Sachs Affiliated Entities and/or its current and former employees and not third party clients. GS Principal Investments do not include equity interests arising from Market Making Activities, equity derivatives, convertible debt instruments, or warrants or equity kickers received in connection with senior secured loans, mezzanine loans, warehouse loans, preferred equity with a fixed rate of return or other similar types of financing transactions (which may also be subject to hedging or other risk-mitigating instruments). GS Principal Investments also do not include investments by funds managed by Goldman Sachs Affiliated Entities which funds are almost entirely for the benefit of third party clients (“GS Client Funds”), which funds can co-invest alongside, and/or make investments in, the Relevant Entities or their respective Related Entities. As investment managers for GS Client Funds, Goldman Sachs Affiliated Entities are required to fulfill a fiduciary responsibility to GS Client Funds in making decisions to purchase, sell, hold or vote on, or take any other action with respect to, any financial instrument.

Related Entities are, as applicable, a person or entity’s subsidiaries, affiliates, portfolio companies and/or funds managed thereby.

The Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions. Pursuant to a letter agreement dated August 15, 2025, Cidara engaged Goldman Sachs to act as its financial advisor in connection with the Transactions. The engagement letter between Cidara and Goldman Sachs provides for a transaction fee that is estimated, based on the information available as of the date of announcement, at approximately $94 million, $1.5 million of which became payable upon the presentation by Goldman Sachs to Board of the results of the study that enabled Goldman Sachs to render its opinion, and the remainder of which is contingent upon consummation of the Transactions. In addition, Cidara has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

(vi) Intent to Tender

As of December 3, 2025, our directors and executive officers, as a group, beneficially owned 95,637 Common Shares (excluding Common Shares issuable upon exercise of Options, vesting of RSUs and the aggregate transaction consideration payable for such Shares), representing approximately 0.30% of the then outstanding Shares (with respect to the Series A Shares, on an as-converted to Common Shares basis). To our knowledge, after making reasonable inquiry, all of our executive officers and directors (including Dr. Stein, pursuant to his Support Agreement) currently intend to tender, or cause to be tendered, pursuant to the Offer all Shares held of record and beneficially owned by such persons immediately prior to the Expiration Date. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5. Person/Assets Retained, Employed, Compensated or Used.

Pursuant to Evercore’s engagement letter with Cidara, Cidara also retained Evercore as its financial advisor in connection with the Offer and the Merger and, in connection with such engagement, Evercore provided to the Board Evercore’s opinion as further described in the section above titled “Item 4. The Solicitation or Recommendation,” which is filed as Annex I hereto and incorporated herein by reference. In connection with Evercore’s services as a financial advisor to Cidara, Cidara has agreed to pay Evercore an aggregate fee currently estimated to be approximately $94,000,000, of which $1,500,000 was payable upon delivery of Evercore’s opinion and the balance of which is payable contingent upon consummation of the Transactions. In addition, Cidara has agreed to reimburse certain of Evercore’s reasonable and documented expenses arising, and to indemnify Evercore and its related parties against certain liabilities that may arise, out of Evercore’s engagement by Cidara in connection with the Transactions.

Pursuant to Goldman Sachs’ engagement letter with Cidara, Cidara retained Goldman Sachs as its financial advisor in connection with the Offer and the Merger and, in connection with such engagement, Goldman Sachs provided to the Board Goldman Sachs’ opinion as further described in the section above titled “Item 4. The Solicitation or Recommendation,” which is filed as Annex II hereto and incorporated herein by reference. In connection with Goldman Sachs’ services as a financial advisor to Cidara, Cidara has agreed to pay Goldman Sachs an aggregate transaction fee currently estimated, as of the date of the announcement, to be approximately $94,000,000, of which $1,500,000 was payable upon the presentation by Goldman Sachs to the Board of the results of the study that enabled Goldman Sachs to render its opinion and the balance of which is payable contingent upon consummation of the Transactions. In addition, Cidara has agreed to reimburse certain of Goldman Sachs’ reasonable and documented expenses arising, and to indemnify Goldman Sachs and related parties against certain liabilities that may arise, out of Goldman Sachs’ engagement.

Neither Cidara nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Cidara on its behalf with respect to the Offer or the Merger.

Item 6. Interest in Securities of the Subject Company.

No transactions with respect to the Shares have been effected by the Company, or, to the Company’s knowledge after making reasonable inquiry, any of the directors, executive officers or affiliates of the Company, during the 60 days prior to the date of this Schedule 14D-9, except for the following:

Name	Date of Transaction	Nature of Transaction	Class of Shares	Number of Shares	Price per Share
Nicole Davarpanah M.D., J.D.	11/20/2025	ESPP Purchase under the current Offering	Common Stock	200	$9.0270
Jeffrey Stein	11/20/2025	ESPP Purchase under the current Offering	Common Stock	200	$9.0270
Shane Ward	11/20/2025	ESPP Purchase under the current Offering	Common Stock	200	$9.0270
Frank Karbe	11/20/2025	ESPP Purchase under the current Offering	Common Stock	352	$22.3125

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9 (including the exhibits hereto), Cidara is not undertaking or engaging in any negotiations in response to the Offer that relate to (i) any tender offer for or other acquisition of Cidara’s securities by Cidara, Cidara’s affiliates or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Cidara or Cidara’s affiliates, (iii) any purchase, sale or transfer of a material amount of assets of Cidara or any affiliate of Cidara, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of Cidara.

As described in the Merger Agreement, the Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited acquisition proposal, as described in more detail in Section 13 (The Transaction Documents) of the Offer to Purchase.

Item 8. Additional Information.

Golden Parachute Compensation

See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Cidara and its Executive Officers, Directors and Affiliates—Golden Parachute Compensation” above.

Conditions to the Offer

The information set forth in Section 15 (Conditions to the Offer) of the Offer to Purchase is incorporated herein by reference.

Stockholder Approval Not Required

On November 13, 2025, the Board unanimously (excluding a recused director) (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interest of, Cidara and its stockholders, (ii) resolved that the Merger will be governed and effected in accordance with Section 251(h) of the DGCL, (iii) authorized and approved the execution, delivery and performance by Cidara of the Merger Agreement and the consummation of Transactions, including the Offer and the Merger, and (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer. If Purchaser acquires, pursuant to the Offer, a number of Shares that, when considered together with all other Shares (if any) beneficially owned by Merck or any of its wholly owned subsidiaries (including Purchaser) (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depositary”, as such terms are defined by Section 251(h)(6) of the DGCL), would represent (with respect to such Series A Shares, on an as-converted to Common Shares basis) one more than 50% of the total number of Shares entitled to vote and outstanding at the time of the expiration of the Offer (the “Minimum Condition”), Purchaser will be able to effect the Merger after consummation of the Offer pursuant to Section 251(h) of the DGCL without a vote by our stockholders.

State Takeover Laws

A number of states (including Delaware, where we are incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.”

In accordance with the provisions of Section 203 of the DGCL, our Board has approved the Merger Agreement, the Support Agreements and the Transactions, as further described in the section above titled “Item 4. The Solicitation or Recommendation” above, for purposes of Section 203 of the DGCL.

Notice of Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders or beneficial owners of Cidara who (i) did not tender their Shares in the Offer (or, if tendered, properly and subsequently withdrew such Shares prior to the Offer Acceptance Time); (ii) follow the procedures set forth in Section 262 of the DGCL; (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL; and (iv) in the case of a beneficial owner, have submitted a demand that (x) reasonably identifies the holder of record of the shares for which the demand is made, (y) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (z) provides an address at which such beneficial owner consents to receive notices given by Cidara and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court of Chancery (the “Delaware Court”), will be entitled to demand appraisal rights of their Shares and receive, in lieu of the consideration payable in the Offer and the Merger, a cash payment equal to the “fair value” of their Shares in accordance with Section 262 of the DGCL, plus interest, if any, on the amount determined to be the fair value. Stockholders and beneficial owners should be aware that the fair value of their Shares could be more than, the same as or less than the consideration to be received pursuant to the Offer and the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should carefully review the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.

The following is a summary of the procedures to be followed by stockholders or beneficial owners that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as Annex III and is made available at https://delcode.delaware.gov/title8/c001/sc09/index.html#262. This summary is qualified in its entirety by reference to Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders and beneficial owners should assume that Cidara will take no action to perfect any appraisal rights of any stockholder or beneficial owner.

Any stockholder or beneficial owner who desires to exercise his, her or its appraisal rights should carefully review Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that Company stockholders or beneficial owners exercise appraisal rights under Section 262 of the DGCL.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, will notify each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who are entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and will include in such notice a copy of Section 262. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. Any holder or beneficial owner of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and the full text of Section 262 of the DGCL attached to this Schedule 14D-9 as Annex III carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

If a stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder or beneficial owner must do all of the following:

•

prior to the later of the consummation of the Offer and 20 days after the mailing of this Schedule 14D-9, deliver to Cidara at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform Cidara of the identity of the stockholder or beneficial owner and that the stockholder or beneficial owner is demanding appraisal;

•	not tender his, her or its Shares in the Offer (or, if tendered, properly and subsequently withdraw such Shares prior to the Offer Acceptance Time);

•	continuously hold of record or beneficially own the Shares from the date on which the written demand for appraisal is made through the Effective Time;

•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter; and

•

in the case of a beneficial owner, the demand must (i) reasonably identify the holder of record of the shares for which the demand is made, (ii) be accompanied by documentary evidence of such beneficial owner’s beneficial ownership and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (iii) provide an address at which such beneficial owner consents to receive notices given by the Surviving Corporation and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court.

In addition, one of the ownership thresholds set forth in Section 262 of the DGCL (as described below) must be met and a stockholder or beneficial owner or the Surviving Corporation must file a petition in the Delaware Court demanding a determination of the value of the stock of all persons entitled to appraisal within 120 days after the Effective Time. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so.

Written Demand

All written demands for appraisal should be addressed to Cidara Therapeutics, Inc., 6310 Nancy Ridge Drive, Suite 101, San Diego, California 92121, Attention: General Counsel. The demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stockholder’s certificates (whether in book entry or on physical certificates) evidencing such stockholder’s Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record; however, such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Shares.

A record stockholder, such as a broker who holds Shares as a nominee for beneficial owners, some or all of whom desire to demand appraisal, must exercise rights on behalf of such beneficial owners with respect to the Shares held for such beneficial owners. In such case, the written demand for appraisal must set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder (including any beneficial owner) of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer (or, if tendered, properly and subsequently withdrew such Shares prior to the Offer Acceptance Time) and who timely and properly demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Cidara is under no obligation to and has no present intention to file a petition and holders should not assume that Cidara will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder (including any beneficial owner) of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request (or by electronic transmission directed to any information processing system (if any) expressly designed for that purpose in the notice of appraisal), to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase or exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be provided to the stockholder or beneficial owner within ten days after a written request by such stockholder or beneficial owner for the information has been received by the Surviving Corporation or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Upon the filing of such petition by any such holder (including any beneficial owner) of Shares (a “Dissenting Holder,” and such Shares, “Dissenting Shares”), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders or beneficial owners who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of a Petition by a Dissenting Holder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Holders. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Holders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Dissenting Shares. The Delaware Court may require that Dissenting Holders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Holder who does not comply with such requirement. Accordingly, Dissenting Holders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings. In addition, because immediately before the Effective Time the Shares were listed on a national securities exchange, the Delaware Court will dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (i) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (ii) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (iii) the merger was approved pursuant to Section 253 or Section 267 of the DGCL.

The Dissenting Shares will be appraised by the Delaware Court at the fair value thereof exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the court is to take into account all relevant factors. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder or beneficial owner entitled to appraisal an amount in cash, in which case interest will accrue thereafter as provided herein only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court, and (ii) interest theretofore accrued, unless paid at that time.

The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Holder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

Dissenting Holders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court will be dismissed as to any Dissenting Holder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just.

Stockholders or beneficial owners considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.

The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders and beneficial owners wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

Any stockholder or beneficial owner who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his, her or its Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder or beneficial owner who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s or beneficial owner’s Shares will be deemed to have been converted at the Effective Time into the right to receive the applicable Merger Consideration. A stockholder or beneficial owner will fail to perfect, or effectively lose, the stockholder’s or beneficial owner’s right to appraisal, with respect to all Shares, if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder or beneficial owner may withdraw his, her or its demand for appraisal by delivering a written withdrawal either within 60 days after the Effective Time or thereafter with the written approval of the Surviving Corporation, and further in accordance with Section 262 of the DGCL and accept the applicable Merger Consideration.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Legal Proceedings

There are currently no legal proceedings relating to the Transactions or the Support Agreements.

U.S. Antitrust

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the rules that have been promulgated thereunder, certain acquisition transactions may not be consummated unless Premerger Notification and Report Forms have been filed with the U.S. Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer and the Merger is subject to such requirements.

Each of Merck and Cidara will promptly file a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC. The waiting period applicable to the purchase of Shares pursuant to the Offer will expire 15 days following the filing of the Premerger Notification and Report Form, but this period may change if Merck voluntarily withdraws and refiles its Premerger Notification and Report Form in order to restart the 15-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material. If such a request is made, the waiting period will be extended until 11:59 p.m., Eastern Time, ten days after substantial compliance with such request. Thereafter, Merck and Cidara will be free to complete the Offer and the Merger in accordance with applicable law unless otherwise agreed with the reviewing agency or doing so would be prohibited by court order.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of Cidara, please see Cidara’s Annual Report on Form 10-K for the year ended December 31, 2024 and Cidara’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025.

Cautionary Note Regarding Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this Schedule 14D-9, other than purely historical information, including statements relating to the acquisition of Cidara by Merck and any statements relating to Cidara’s business and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include those relating to the ability to complete and the timing of completion of the Transactions including the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this Schedule 14D-9 are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results and the timing of events may differ materially from current expectations because of numerous risks and uncertainties including with respect to the timing of the Offer and Merger; the number of Shares that will be tendered in the Offer and whether the number of such tendered Shares will be sufficient to consummate the Transactions; legal proceedings that may be instituted related to the Merger Agreement; any competing offers or acquisition proposals; the possibility that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; and the effects of disruption from the Transactions of Cidara’s business and the fact that the announcement and pendency of the Transactions may make it more difficult to establish or maintain relationships with employees and business partners. The foregoing factors should be read in conjunction with the risks and cautionary statements discussed or identified in Cidara’s public filings with the SEC from time to time, including Cidara’s most recent Annual Report on Form 10-K for the year ended December 31, 2024, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Cidara’s stockholders and investors are cautioned not to unduly rely on these forward-looking statements. The forward-looking statements speak only as of the date hereof and, other than as required by applicable law, Cidara expressly disclaims any intent or obligation to update or revise publicly these forward-looking information or statements.

Item 9. Exhibits.

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated December 5, 2025 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Merck & Co., Inc., Merck Sharp & Dohme LLC and Caymus Purchaser, Inc., filed December 5, 2025 (the “Schedule TO”)).

(a)(2)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(6)	Joint Press Release issued by Merck & Co., Inc. and Cidara Therapeutics, Inc., dated November 14, 2025 (incorporated by reference to Exhibit 99.1 to Merck’s Schedule TO-C, filed November 14, 2025 and to Exhibit 99.1 to Cidara’s Current Report on Form 8-K (No. 001-36912), filed November 14, 2025).

(a)(7)	Summary Advertisement, as published in The New York Times on December 5, 2025 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(8)	Cidara Therapeutics, Inc. Employee Letter, first used on November 14, 2025 (incorporated by reference to Exhibit 99.1 to Cidara’s Schedule 14D9-C, filed November 14, 2025).

(a)(9)	Cidara Therapeutics, Inc. Investigator Site Letter, first used on November 14, 2025 incorporated by reference to Exhibit 99.2 to Cidara’s Schedule 14D9-C, November 14, 2025).

(a)(10)	Cidara Therapeutics, Inc. Partner / Key Vendor Letter, first available on November 14, 2025 (incorporated by reference to Exhibit 99.3 to Cidara’s Schedule 14D9-C, filed November 14, 2025).

(a)(11)	Cidara Therapeutics, Inc. LinkedIn Post, on November 14, 2025 (incorporated by reference to Exhibit 99.4 to Cidara’s Schedule 14D9-C, filed November 14, 2025).

(a)(12)	Opinion of Evercore Group L.L.C., dated November 13, 2025 (included as Annex I to this Schedule 14D-9).

(a)(13)	Opinion of Goldman Sachs & Co. LLC, dated November 13, 2025 (included as Annex II to this Schedule 14D-9).

(a)(14)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 10.1 to Cidara Therapeutics, Inc.’s Current Report on Form 8-K, filed with the SEC on November 14, 2025).

(e)(1)[1]	Agreement and Plan of Merger, dated as of November 13, 2025, by and among Cidara Therapeutics, Inc., Merck Sharp & Dohme LLC and Caymus Purchaser, Inc.

(e)(2)	Definitive Proxy Statement of Cidara Therapeutics, Inc. on Schedule 14A (incorporated by reference to Cidara’s Form DEF 14A (File No. 001-36912), filed April 25, 2025).

(e)(3)[1]	Mutual Confidential Disclosure Agreement, dated as of November 10, 2025, between Cidara Therapeutics, Inc. and Merck Sharp & Dohme LLC.

(e)(4)	Cidara Therapeutics, Inc. 2015 Equity Incentive Plan and Form of Grant Notice, Stock Option Agreement and Notice of Exercise thereunder (incorporated by reference to Exhibit 99.2 to Cidara’s Registration Statement on Form S-8 (File No. 333-203434), filed on April 15, 2015).

Exhibit No.	Description

(e)(5)	Cidara Therapeutics, Inc. 2015 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.3 to Cidara’s Registration Statement on Form S-1 (File No. 333-202740), as amended, originally filed on March 13, 2015).

(e)(6)	Cidara Therapeutics, Inc. 2013 Stock Option and Grant Plan and Form of Stock Option Agreement, Notice of Exercise and Stock Option Grant Notice thereunder, as amended (incorporated by reference to Exhibit 10.4 to Cidara’s Registration Statement on Form S-1 (File No. 333-202740), as amended, originally filed on March 13, 2015).

(e)(7)	Cidara Therapeutics, Inc. 2020 Inducement Incentive Plan, as amended (incorporated by reference to Exhibit 10.7 to Cidara’s Annual Report on Form 10-K, filed March 6, 2025).

(e)(8)	Form of Stock Option Grant Notice, Stock Option Agreement and Notice of Exercise under the Cidara Therapeutics, Inc. 2020 Inducement Incentive Plan, as amended (incorporated by reference to Exhibit 10.2 to Cidara’s Current Report on Form 8-K, filed on December 7, 2020).

(e)(9)	Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Award Agreement under the Cidara Therapeutics, Inc. 2020 Inducement Incentive Plan, as amended (incorporated by reference to Exhibit 10.3 to Cidara’s Current Report on Form 8-K, filed on December 7, 2020).

(e)(10)	Form of Restricted Stock Unit Award Grant Notice (incorporated by reference to Exhibit 10.2 to Cidara’s Quarterly Report on Form 10-Q, filed on May 10, 2017).

(e)(11)	Cidara Therapeutics, Inc. 2024 Equity Incentive Plan, as amended, Form of Grant Notice, Stock Option Agreement and Notice of Exercise, and Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Award Agreement thereunder (incorporated by reference to Exhibit 10.1 to Cidara’s Current Report on Form 8-K, filed on June 20, 2025).

(e)(12)	Form of Amended and Restated Employment Agreement by and between the Registrant and its executive officers (incorporated by reference to Exhibit 10.2 to Cidara’s Quarterly Report on Form 10-Q, filed on August 12, 2021).

(e)(13)	Employment offer letter between the Registrant and Shane M. Ward, dated August 17, 2021 (incorporated by reference to Exhibit 10.3 to Cidara’s Quarterly Report on Form 10-Q, filed on November 3, 2022).

(e)(14)	Employment offer letter between the Registrant and Frank Karbe, dated February 14, 2025. (incorporated by reference to Exhibit 10.30 to Cidara’s Annual Report on Form 10-K, filed March 6, 2025).

(e)(15)	Employment offer letter between the Registrant and Nicole Davarpanah, M.D., J.D., dated April 25, 2025 (incorporated by reference to Exhibit 10.4 to the Registrant’s Quarterly Report on Form 10-Q, filed on May 8, 2025).

(e)(16)	Non-Employee Director Compensation Policy, as amended (incorporated by reference to Exhibit 10.5 to Cidara’s Form 10-K, filed March 6, 2025).

(e)(17)	Form of Indemnity Agreement by and between Cidara Therapeutics, Inc and its directors and officers (incorporated by reference to Exhibit 10.1 to Cidara’s Registration Statement on Form S-1 (File No. 333-202740), as amended, originally filed on March 13, 2015).

[1]	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CIDARA THERAPEUTICS, INC.

By:	/s/ Jeffrey Stein
Name:	Jeffrey Stein, Ph.D.
Title:	President and Chief Executive Officer

Dated: December 5, 2025

Annex I

November 13, 2025

The Board of Directors

Cidara Therapeutics, Inc.

6310 Nancy Ridge Drive, Suite 101

San Diego, CA 92121

Members of the Board of Directors:

We understand that Cidara Therapeutics, Inc. (the “Company”) proposes to enter into an Agreement and Plan of Merger (the “Merger Agreement”) with Merck Sharp & Dohme LLC (“Parent”) and Caymus Purchaser, Inc., a wholly owned subsidiary of Parent (“Purchaser”). Pursuant to the Merger Agreement, (i) Parent will cause Purchaser to commence a cash tender offer (the “Offer”) to acquire (x) all of the outstanding shares of common stock, par value $0.0001 per share, of the Company (the “Common Shares”) for $221.50 per Common Share (the “Common Share Offer Price”), and (y) all of the outstanding shares of preferred stock, par value $0.0001 per share, of the Company designated as “Company Series A Preferred Stock” (the “Series A Shares”) for the Series A Offer Price (as defined in the Merger Agreement), and (ii) following the consummation of the Offer, Purchaser will be merged with and into the Company (the “Merger” and, together with the Offer, the “Transaction”), with the Company continuing as the surviving corporation in the Merger as a wholly owned subsidiary of Parent, and (x) each issued and outstanding Common Share (other than Excluded Shares (as defined in the Merger Agreement)) as of the effective time of the Merger will be converted into the right to receive the Common Share Offer Price, and (y) each issued and outstanding Series A Share (other than Excluded Shares) as of the effective time of the Merger shall be converted into the right to receive the Series A Offer Price. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

The Board of Directors has asked us whether, in our opinion, the Common Share Offer Price to be received by holders of the Common Shares (other than holders of Excluded Shares) in the Transaction is fair, from a financial point of view, to such holders.

In connection with rendering our opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant, including publicly available research analysts’ estimates;

(ii)	reviewed certain internal projected financial data relating to the Company prepared and furnished to us by management of the Company, as approved for our use by the Company (the “Forecasts”);

(iii)

discussed with management of the Company their assessment of the past and current operations of the Company, the current financial condition and prospects of the Company, and the Forecasts (including their views on the risks and uncertainties of achieving the Forecasts);

(iv)	reviewed the reported prices and the historical trading activity of the Common Shares;

(v)	reviewed the financial terms and conditions of a draft, dated November 13, 2025, of the Merger Agreement; and

(vi)	performed such other analyses and examinations and considered such other factors that we deemed appropriate.

For purposes of our analysis and opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, without any independent verification of such information (and

The Board of Directors

Cidara Therapeutics, Inc.

have not assumed responsibility or liability for any independent verification of such information), and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Forecasts, we have assumed with your consent that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to the future financial performance of the Company, and the other matters covered thereby. We express no view as to the Forecasts or the assumptions on which they are based.

For purposes of our analysis and opinion, we have assumed, in all respects material to our analysis, that the final executed Merger Agreement will not differ from the draft Merger Agreement reviewed by us, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver or modification thereof. We have further assumed, in all respects material to our analysis, that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transaction will be obtained without any delay, limitation, restriction or condition that would have an adverse effect on the Company or the consummation of the Transaction or reduce the contemplated benefits to the holders of the Common Shares of the Transaction. In addition, we have relied, without independent verification, on the assessments of the management of the Company as to (i) the validity of, and risks associated with, the Company’s intellectual property, technology, products and services, and (ii) the marketability, commercial viability and market adoption of the Company’s future products and services.

We have not conducted a physical inspection of the properties or facilities of the Company and have not made or assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or other off-balance sheet assets and liabilities) of the Company, nor have we been furnished with any such valuations or appraisals, nor have we evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness to the holders of the Common Shares (other than holders of Excluded Shares), from a financial point of view, of the Common Share Offer Price. We do not express any view on, and our opinion does not address, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities (including holders of Series A Shares or holders of Company Warrants (as defined in the Merger Agreement)), creditors or other constituencies of the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Common Share Offer Price or otherwise. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Merger Agreement. Our opinion does not address the relative merits of the Transaction as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Transaction. Our opinion does not constitute a recommendation to the Board of Directors or to any other persons in respect of the Transaction, including as to whether any person should tender Common Shares in the Offer or take any other action in respect

The Board of Directors

Cidara Therapeutics, Inc.

of the Transaction. We are not expressing any opinion as to the prices at which Common Shares will trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on the Company or the Transaction or as to the impact of the Transaction on the solvency or viability of the Company or the ability of the Company to pay its obligations when they come due. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.

We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Transaction. The Company has also agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. During the two year period prior to the date hereof, Evercore Group L.L.C. and its affiliates have not been engaged to provide financial advisory or other services to the Company and we have not received any compensation from the Company during such period. In addition, during the two year period prior to the date hereof, Evercore Group L.L.C. and its affiliates have provided financial advisory services to Merck & Co, an affiliate of Parent, and received fees for the rendering of these services, and none of such fees were related to transactions with or involving the Company. We may provide financial advisory or other services to the Company and Parent or any of their respective affiliates in the future, and in connection with any such services we may receive compensation.

Evercore Group L.L.C. and its affiliates engage in a wide range of activities for our and their own accounts and the accounts of customers, including corporate finance, mergers and acquisitions, equity sales, trading and research, private equity, placement agent, asset management and related activities. In connection with these businesses or otherwise, Evercore Group L.L.C. and its affiliates and/or our or their respective employees, as well as investment funds in which any of them may have a financial interest, may at any time, directly or indirectly, hold long or short positions and may trade or otherwise effect transactions for their own accounts or the accounts of customers, in debt or equity securities, senior loans and/or derivative products or other financial instruments of or relating to the Company, Parent, potential parties to the Transaction and/or any of their respective affiliates or persons that are competitors, customers or suppliers of the Company or Parent.

Our financial advisory services and this opinion are provided for the information and benefit of the Board of Directors (in its capacity as such) in connection with its evaluation of the Transaction. The issuance of this opinion has been approved by an Opinion Committee of Evercore Group L.L.C.

This opinion may not be disclosed, quoted, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval, except the Company may reproduce this opinion in full in any document that is required to be filed with the U.S. Securities and Exchange Commission and required to be mailed by the Company to its stockholders relating to the Transaction.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Common Share Offer Price to be received by holders of the Common Shares (other than holders of Excluded Shares) in the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,

EVERCORE GROUP L.L.C.

By:	/s/ Bradley B. Wolff
Bradley B. Wolff

Annex II

200 West Street | New York, NY 10282-2198

Tel: 212-902-1000 | Fax: 212-902-3000

PERSONAL AND CONFIDENTIAL

November 13, 2025

Board of Directors

Cidara Therapeutics, Inc.

6310 Nancy Ridge Drive, Suite 101

San Diego, CA 92121

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Merck Sharp & Dohme LLC (“Parent”) and its affiliates) of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Cidara Therapeutics, Inc. (the “Company”) of the $221.50 in cash per Share to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of November 13, 2025 (the “Agreement”), by and among Parent, Caymus Purchaser, Inc., a wholly owned subsidiary of Parent (“Acquisition Sub”), and the Company. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Acquisition Sub will pay $221.50 in cash per Share for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding Share (other than Excluded Shares and any Dissenting Shares (as such terms are defined in the Agreement)) will be converted into the right to be paid $221.50 in cash.

Goldman Sachs & Co. LLC and its affiliates are engaged in advisory, underwriting, lending, and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs & Co. LLC and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Parent, any of their respective affiliates and third parties, including RA Capital Management, L.P. a significant shareholder of the Company, (“RA Capital”) and Merck & Co., Inc., an affiliate of Parent (“Merck”), and any of their respective affiliates and, as applicable, portfolio companies or any currency or commodity that may be involved in the transactions contemplated by the Agreement (the “Transaction”). Goldman Sachs Investment Banking has an existing lending relationship with Merck. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. Goldman Sachs & Co. LLC and/or its affiliates have provided certain financial advisory and/or underwriting services to Merck and/or its affiliates from time to time for which Goldman Sachs Investment Banking has received, and may receive, compensation, including having acted as a dealer in connection with a commercial paper issuance by Merck starting in June 2011; as financial advisor in connection with Merck’s acquisition of the aquaculture business of Elanco Animal Health Incorporated in July 2024; and as a bookrunner with respect to an issuance by Merck of investment grade bond in September 2025. Goldman Sachs & Co. LLC and/or its affiliates may also in the future provide financial advisory and/or underwriting services to the Company, Merck, RA Capital and their

Board of Directors

Cidara Therapeutics, Inc.

November 13, 2025

respective affiliates and, as applicable, portfolio companies, for which Goldman Sachs Investment Banking may receive compensation. Funds managed by affiliates of Goldman Sachs Investment Banking may co-invest with, and invest in equity interests of, RA Capital and/or its affiliates or funds managed thereby in the future.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 2024; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (the “Forecasts”) and certain net operating loss carryforwards of the Company, as prepared by the management of the Company and approved for our use by the Company (the “NOL Forecasts”). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the biotechnology industry; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts and the NOL Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than Parent and its affiliates) of Shares, as of the date hereof, of the $221.50 in cash per Share to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities (including the shares of Company Series A Preferred Stock), creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the $221.50 in cash per Share to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which the Shares will trade at any time or, as to the potential effects of volatility in the credit, financial and stock markets on the Company, Merck, Parent or the Transaction, or as to the impact of the Transaction on the solvency or

Board of Directors

Cidara Therapeutics, Inc.

November 13, 2025

viability of the Company or Merck, Parent or the ability of the Company, Merck or Parent to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs & Co. LLC.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $221.50 in cash per Share to be paid to the holders (other than Parent and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman Sachs & Co. LLC
(GOLDMAN SACHS & CO. LLC)

Annex III

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW, APPRAISAL RIGHTS

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger,

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consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2) If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent,

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converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

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(e) Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.

(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing

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appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k) Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.

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(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

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